As filed with the Securities and Exchange Commission on January 15, 1999
                                                    Registration No. 333-63889
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                ----------

                                 FORM S-3
                              AMENDMENT NO. 1
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933

                                ----------

                              RCN CORPORATION
          (Exact name of Registrant as specified in its charter)

            Delaware                                        22-3498533
   (State or jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                         Identification No.)

                            105 Carnegie Center
                         Princeton, NJ 08540-6215
                              (609) 734-3700
            (Address, including zip code, and telephone number,
     including area code, of Registrant's principal executive offices)

                                John Jones
                              RCN Corporation
                            105 Carnegie Center
                         Princeton, NJ 08540-6215
                              (609) 734-3700
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)

                                ----------

                                 Copy to:
                               Julia Cowles
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                            New York, NY 10017
                              (212) 450-4000

                                ----------

               Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

               If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the
earlier effective registration statement for the same offering.   [ ] ____

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

               If delivery of the prospectus is expected to be made pursuant
to Rule 434, please check the following box.   [ ]


               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

==============================================================================





PROSPECTUS
January 15, 1999                                         [GRAPHIC OMITTED]




                              436,118 Shares

                              RCN Corporation

                               Common Stock


                                ----------



               This prospectus relates to the sale of up to 436,118 shares of common stock, par value $1.00 per share, of RCN Corporation by certain shareholders of RCN Corporation. All of the shares were originally issued by RCN Corporation in connection with its acquisition of JavaNet, Inc.

                                ----------

               The common stock is included for quotation in The Nasdaq National Market under the symbol "RCNC." On January 13, 1999, the last sale price of the common stock was $23.875 per share.

                                ----------

             Investing in common stock involves certain risks.
                  See "Risk Factors" beginning on Page 9.

                                ----------

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                           AVAILABLE INFORMATION

               We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document that we file at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the Commission located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the Commission's home page at http://www.sec.gov.

               This prospectus constitutes part of a Registration Statement on Form S-3 filed with the Commission under the Securities Act of 1933 (the "Securities Act"). It omits some of the information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to RCN Corporation and the shares of common stock offered hereby. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission is not necessarily complete, and in each instance reference is made to the copy of the document filed.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               The following documents filed by us pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated into this prospectus by reference:

              (a) Annual Report on Form 10-K for the year ended December 31, 1997, as amended (the "RCN 10-K");

              (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "RCN March 10-Q");

              (c) Current Report on Form 8-K dated May 8, 1998 (the "RCN 8-K");

              (d) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "RCN June 10-Q"); and

              (e) Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "RCN September 10-Q")

               We also incorporate by reference any future filings made with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until such time as we sell all of the shares of common stock offered under this prospectus. You may request a copy of these filings at no cost, by writing or telephoning the office of Valerie Haertel, RCN Corporation, 105 Carnegie Center, Princeton, N.J. 08540-6215, telephone number (609) 734 -3700.


                SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

               This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about RCN Corporation, including, among other things:

   o  plans to develop networks and upgrade facilities;
   o  opportunities presented by target markets;
   o plans to connect certain wireless video, resale telephone and Internet service customers to advanced fiber optic networks;
   o  development of existing businesses;
   o  current and future markets for services and products;
   o  anticipated capital expenditures;
   o  impact of the Year 2000 issue;
   o  anticipated sources of capital; and
   o effects of regulatory reform and competitive and technological developments.

               We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.


                                  SUMMARY

               This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision.
Unless the context indicates otherwise, the words "RCN", "the Company", "we", "our", "ours" and "us" refer to RCN Corporation and its subsidiaries and joint ventures (including unconsolidated entities).

               We are developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets with high levels of population density. We believe that our capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on our networks will provide us with competitive advantages. Our strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We believe that we are the only publicly-traded facilities-based provider of bundled voice, video and data services to focus on the residential market in the U.S., and believe that we will be the first competitive provider in our target markets.

               Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, Boston and its surrounding communities, and in the Washington, D.C. area. In the Boston market we operate our advanced fiber optic network through a joint venture with the Boston Edison Company ("BECO"). In the Washington, D.C. market we are developing an advanced fiber optic network through a joint venture named Starpower Communications, LLC ("Starpower") with Pepco Communications, L.L.C. ("Pepco Communications"), an indirect wholly owned subsidiary of Potomac Electric Power Company ("PEPCO"). We believe that these joint ventures provide us with a number of important advantages including access to rights of way and the use of existing fiber optic facilities, the ability to enter our target markets quickly and efficiently and a reduction in the up-front capital investment required to develop our networks. In addition, our joint venture partners provide access to additional assets, equity capital and established customer bases. We also benefit from our relationship with our largest shareholder, Level 3 Communications, Inc. ("Level 3"), and from the experience gained by certain of our key employees who participated in the development of MFS Communications Company, Inc.

               Because we deliver multiple services, we report the total number of our various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "Business--RCN Services--Connections." As of September 30, 1998, we had approximately 808,000 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. We are deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. We also intend to upgrade certain of our hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. As of September 30, 1998, we had approximately 82,800 total connections attributable to customers connected to advanced fiber optic networks and had approximately 725,000 connections attributable to customers served through other facilities. See "Business -- RCN Services." As a result of our acquisitions of UltraNet Communications, Inc. ("UltraNet"), Erols Internet, Inc. ("Erols"), Interport Communications Corp. ("Interport") and JavaNet, Inc. ("JavaNet") in 1998, we are a leading Internet service provider ("ISP") in the Boston to Washington, D.C. corridor. In December 1998 we announced the integration of these four businesses under the brand name "RCN.com."

               We seek to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. We continue to evaluate new market areas both within and outside of the Boston to Washington, D.C. corridor and, in June 1998, announced our intention to develop advanced fiber optic networks in the western United States, initially in the San Francisco Bay area. See "Business--West Coast Expansion." We believe that our experience in the Northeast will provide us with a key strategic advantage when we enter new markets.


Business Strategy


               We believe that the opportunity to effectively deploy advanced fiber optic networks and to compete with incumbent telephone and cable television service providers in certain markets within the United States exists for several key reasons, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of our networks. In order to achieve our goal of becoming the leading provider of telecommunications, video and data services to residential customers in our target markets, we are pursuing the following key strategies:

               o Developing Advanced Fiber Optic Networks

               o Focusing on Residential Customers in High-Density Markets

               o Implementing a Subscriber-Driven Investment Strategy

               o Utilizing Strategic Alliances and Existing Facilities to
                 Speed and Reduce Cost of Entry

               o Offering Bundled Voice, Video and Data Services

               o Providing Superior Customer Service

Network Development and Financing Plan

               In developing our advanced fiber optic networks, we undertake a subscriber-driven capital expenditure strategy whereby we (i) closely monitor development of our subscriber base in order to tailor network development in each target market, and (ii) seek to establish a customer base in advance of or concurrently with our network deployment. As part of this development plan, we pre-market our services by offering resale telephone (and, in New York City, wireless video) services in areas targeted for expansion of advanced fiber optic network facilities. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in our initial markets, we will determine whether extending our advanced fiber optic network to additional high density target markets can be achieved on an attractive economic basis.

               We expect that we will require a substantial amount of capital to fund the network development and operations in the Boston to Washington, D.C. corridor, including funding the development of our advanced fiber optic networks, upgrading our hybrid fiber/coaxial plant and funding operating losses and debt service requirements. We currently estimate that our capital requirements for the period from January 1, 1998 through 1999 will be approximately $850 million, which represents capital expenditures (including connection costs which will only be incurred as we obtain revenue-generating customer connections) of approximately $300 million in 1998 and approximately $550 million in 1999. These capital expenditures will be used principally to fund the buildout of our fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and to upgrade our hybrid fiber/coaxial cable systems. These estimates are forward-looking statements that are subject to change depending on factors such as the timing and extent of buildout and costs which may exceed expectations. In addition to our own capital requirements, our joint venture partners are each expected to contribute approximately $150 million in capital to the joint ventures through 1999 in connection with development of the Boston and Washington, D.C. markets. We anticipate that our cash and cash equivalents will provide sufficient liquidity to meet our capital requirements through 1999.

               After 1999, we will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. Sources of funding for our further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. See "Risk Factors--Further Capital
Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the RCN September 10-Q.

The Spin-off

               Prior to September 30, 1997, RCN Corporation was operated as a wholly-owned subsidiary of C-TEC Corporation ("C-TEC"). On September 30, 1997, C-TEC completed a spin-off transaction by distributing all of the shares of its subsidiaries, RCN Corporation and Cable Michigan, Inc. ("Cable Michigan"), to the holders of C-TEC's common stock and Class B common stock (the "spin-off"). After this transaction was completed, C-TEC changed its name to Commonwealth Telephone Enterprises Inc. ("Commonwealth
Telephone"). We have entered into certain agreements with Commonwealth Telephone governing various ongoing relationships between our companies, including a distribution agreement and a tax sharing agreement, each of which is filed as an exhibit to the registration statement relating to this offering. In November 1998, all of the outstanding stock of Cable Michigan was acquired by Avalon Cable of Michigan Holdings Inc. The new merged entity is Avalon Cable of Michigan Inc. We have agreed to provide various customer related billing and programming services to Avalon Cable of Michigan Inc. for a transitional period after completion of the merger.

                                ----------

               Our principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, and our telephone number is (609) 734-3700. We maintain a web site at http://www.rcn.com where general information about us is available. Reference to the website shall not be deemed to incorporate the contents of the website into this prospectus.



                               The Offering


Common stock offered by selling shareholders.......    436,118
Common stock outstanding as of September 30, 1998.. 65,201,765

NASDAQ symbol...................................... RCNC

Use of proceeds.................................... We will not receive any proceeds from the sale
                                                    of the shares being
                                                    offered hereby.


                               Risk Factors

               Prospective investors should carefully consider all of the information in this prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 9.



                               RISK FACTORS


               In addition to the other information contained in this prospectus, you should carefully review the following factors.

Limited Operating History; Negative Cash Flow; Operating Losses

               We have only recently begun operating a voice, video and data services business and, accordingly, this business has a limited operating history upon which investors may base an evaluation of its performance. In connection with entering this business, we have incurred operating and net losses and negative cash flows and expect to continue to do so for the next five to seven years as we expand our network and customer base. The extent to which we continue to experience negative cash flow in the future will be affected by a variety of factors including:

   o  the pace of entry into new markets;
   o  the time and expense required for building out our planned network;
   o  our success in marketing services;
   o  the intensity of competition; and
   o  the availability of additional capital to pursue our business plans.

               We had operating losses after depreciation and amortization and nonrecurring charges of $70,875,000, $13,078,000 and $5,342,000 for the years ended December 31, 1997, 1996 and 1995 and $143,380,000 for the nine months ended September 30, 1998. We can not assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future.

Further Capital Requirements

               We expect that we will require a substantial amount of capital to fund the network development and operations in our target markets, including funding the development of our advanced fiber optic networks, upgrading our hybrid fiber/coaxial plant and funding operating losses and debt service requirements. We currently estimate that our capital expenditure requirements for the period from January 1, 1998 through 1999 will be approximately $850 million, which represents capital expenditures (including connection costs which will only be incurred as we obtain revenue-generating customer connections) of approximately $300 million in 1998 and approximately $550 million in 1999. These estimates are forward-looking statements that are subject to change depending on factors such as the timing and extent of buildout and costs which may exceed expectations. Additional funds will be required to fund operating losses during this period. We are accelerating our capital expenditure program due to deployment of our fiber optic network ahead of schedule, recent acquisitions of several Internet service providers and the anticipated development of new markets outside the Boston to Washington, D.C. corridor. These capital expenditures do not include amounts to be funded by our joint venture partners in connection with the Boston and Washington, D.C. joint ventures. We are obligated to fund our portion of any capital contributions required by the joint ventures' annual budget or capital contribution schedule. Failure by our joint venture partner(s) to make anticipated capital contributions could have a material adverse effect on our company.

               We expect to have sufficient liquidity to meet our capital requirements through early 2000. Our principal sources of liquidity are our cash and temporary cash investments (approximately $439.8 million at September 30, 1998) and short-term investments (approximately $668 million at September 30, 1998). Our cash balances and short term investments were funded by aggregate net proceeds of approximately $1,161 million from three offerings of debt and equity securities completed between October 1997 and June 1998. At September 30, 1998, our only committed source of available borrowing was $20 million available under the credit agreement (the "Credit Agreement") dated as of July 1, 1997 between certain of our subsidiaries and a group of lenders for whom First Union National Bank acts as agent.

               The actual timing and amount of capital required for the rollout of our network and to fund operating losses may vary materially from our estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays (including those associated with adverse weather conditions), cost overruns, engineering design changes and other technological risks or to meet other unanticipated expenses. We will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. The proposed development of new networks in selected markets in the western United States will substantially increase our capital requirements. Our initial network development plan for expansion into our target markets in the western United States will require funding of approximately $350 million (including operating losses) through the year 2000; however, the actual timing and amount of capital required may vary materially from our initial estimates. Sources of funding for our further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. We cannot assure you that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of our development and expansion plans and expenditures. Any of these events could impair our ability to meet our debt service requirements and could have a material adverse effect on our business.


Substantial Indebtedness; Effect of Financial Leverage


               We have indebtedness that is substantial in relation to our shareholders' equity and cash flow. As of September 30, 1998, we had an aggregate of approximately $1,249 million of indebtedness outstanding and had the ability to borrow up to an additional $20 million under the Credit Agreement. The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisition and sales of the assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates. As a result of our substantial indebtedness, fixed charges are expected to exceed earnings for the foreseeable future and there can be no assurance that our operating cash flow will be sufficient to pay principal and interest on our various debt securities. In addition, we will require substantial additional indebtedness, particularly in connection with the buildout of our networks and the introduction of telecommunications services to new markets. The extent of our leverage may have the following consequences:

   o limit our ability to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;
   o require that a substantial portion of our cash flows from operations be dedicated to the payment of principal and interest on our indebtedness and therefore not be available for other purposes;
   o limit our flexibility in planning for, or reacting to, changes in our business;
   o place us at a competitive disadvantage as compared with less leveraged competitors; and
   o  render us more vulnerable in the event of a downturn in our business.


Ability to Manage Growth; Risks Related to Acquisitions


               The expansion and development of our operations (including the construction and development of additional networks) will depend on, among other things, our ability to access markets, design fiber optic network backbone routes, install or lease fiber optic cable and other facilities, including switches, and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition to markets presently being developed, we are continually evaluating other potential markets, both within the Boston to Washington, D.C. corridor and in non-contiguous areas. As is the case in our present markets, we intend to evaluate potential markets in terms of population density and favorable demographics, and to apply a strategy of building network facilities to meet the needs of targeted subscribers in new markets. There can be no assurance that we will be able to expand our existing network or to identify and develop new markets. Furthermore, our ability to manage our expansion effectively will also require us to continue to implement and improve our operating and administrative systems and attract and retain qualified management and professional and technical personnel. If we were not able to manage our planned expansion effectively, it could have a material adverse effect on our company.

               We recently announced our intention to commence developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor, initially in the San Francisco Bay Area. The proposed expansion into non-contiguous markets could place additional strain on management resources. Furthermore, although we believe that our experience in the Northeast will provide us with strategic advantages in developing new markets, there can be no assurance that our experience in the Boston to Washington, D.C. corridor will be replicated in the western United States.

               We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise from time to time. Such acquisitions may place a significant strain on our resources, and could subject us to additional expenses during the integration process. For instance, the process of integrating the Internet service provider businesses acquired in 1998 may take a significant period of time and require significant expenditure (including costs to upgrade the systems and controls of these businesses). As a result, we cannot assure you that we will be able to successfully integrate these businesses successfully or in a timely manner.

Rapid Technological Changes

               The telecommunications industry is subject to rapid and significant changes in technology. While we believe that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder our ability to acquire necessary technologies, the effect of technological changes on our business cannot be predicted. There can be no assurance that technological developments in telecommunications will not have a material adverse effect on our company.


Dependence on Strategic Relationships; Terms of Joint Venture Arrangements


               We have entered into a number of strategic alliances and relationships in order to provide us with early entry into the market for telecommunications services. As our network is further developed, we will be dependent on these arrangements to provide the full range of telecommunications service offerings. Our key strategic relationships include:

   o our arrangements with MFS Communications Company, Inc. ("MFS/WorldCom") (a subsidiary of WorldCom, Inc.) to, among other things, lease portions of MFS/WorldCom's fiber optic network in New York City and Boston;
   o the joint venture with BECO under which we have access to BECO's extensive fiber optic network in Greater Boston; and
   o the joint venture with Pepco Communications to develop and operate an advanced fiber optic network in the Washington, D.C. market.

               In addition, any disruption of our relationships or arrangements with incumbent local exchange carriers, such as resale or interconnection agreements, could have a material adverse effect on our company. There can be no assurance that we will successfully negotiate agreements with the incumbent local exchange carrier in new markets or renewals of existing agreements. The failure to negotiate or renew required interconnection and resale agreements could have a material adverse effect on our company.

               The agreements governing our joint ventures with BECO and Pepco Communications contain material provisions for the management, governance and ownership of the Greater Boston and Washington, D.C. businesses, respectively. As a result of these agreements, certain matters beyond our control, such as a change of control or an inability to agree on certain proposed actions, could result in us being forced to sell our interest in the relevant joint venture or buy out the interest of the other joint venturer. In addition, although certain covenants contained in the indentures applicable to our debt securities are applicable to the joint venture companies, neither the joint venture companies nor our joint venture partners are parties to these indentures and accordingly are not bound to comply with their terms. A disagreement with our joint venture partners over certain business actions, including actions related to compliance with these indentures, could impede our ability to conduct our business and give rise to a deadlock event triggering buy/sale provisions in the joint venture agreements.

Competition

               We compete with a wide range of service providers for each of the services that we provide. Virtually all markets for voice, video and data services are extremely competitive, and we expect that competition will intensify in the future. In each of the markets in which we offer voice and video programming services, we face significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and often compete directly with incumbent providers which have historically dominated their respective local telephone and cable television markets.

               Other new technologies may become competitive with services that we offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors. We cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on our operations.


Regulation


               The telephone and video programming transmission services which we offer are subject to federal, state, and local government regulation which are subject to change. There can be no assurance that we will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities in order to convert our wireless video subscribers to an advanced fiber optic network. In addition, it is possible that changes in existing regulations could have an adverse impact on our business.

Ability to Procure Programming Services

               Our video programming services are dependent upon management's ability to procure programming that is attractive to our customers at reasonable commercial rates. We are dependent upon third parties for the development and delivery of programming services. These programming suppliers charge us for the right to distribute the channels to our customers. The costs to us for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to our future success. We cannot assure you that we will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.


Liabilities for Unearned Revenues


               Erols offered one, two and three-year subscriptions for Internet access, which generally are paid for in advance. Such subscriptions are subject to cancellation with a full refund for the first 30 days and to cancellation with a pro-rated refund thereafter. Such revenues will be recognized over the term of each such subscription, resulting in material short-and long-term liabilities for unearned revenues. As of December 31, 1996, Erols had short- and long-term liabilities for unearned revenues of approximately $12.9 million and $3.4 million, respectively and, as of December 31, 1997, of approximately $25.6 million and $8.9 million, respectively. Cancellation by a significant number of the subscribers under such contracts could require cash payment of material sums.

Risks Relating to Provision of Internet Services

               Dependence on the Internet; Uncertain Acceptance of the Internet as a Medium of Commerce and Communication. Our Internet business will depend in part upon the continuing development and expansion of the Internet and the market for Internet access. Important issues concerning business and personal use of the Internet (including security, reliability, cost, ease of use, access and quality of service) remain unresolved and may significantly affect the growth of Internet use. A diminution in the growth of demand for Internet services or an absolute decrease in such demand could have a material adverse effect on our Internet business.

               Evolving Industry Standards; Contractual Arrangements. New industry standards have the potential to replace or provide lower-cost alternatives to existing services. The adoption of such new industry standards could render our existing services obsolete and unmarketable or require reduction in the fees charged for services. Internet service providers participate in the Internet through contractual "peering arrangements" with Internet companies. These contractual arrangements are not subject to regulation and could be subject to revision in terms, conditions or costs over time.

               Constraints on Capacity and Supply of Equipment. Our ability to provide Internet service will depend in part on our ability to provide sufficient capacity, both at the level of particular point of presence (affecting only subscribers attempting to use that point of presence) and in connection with system-wide services (such as e-mail and news services, which can affect all subscribers). In addition, we will be dependent in part on the availability of equipment such as modems, servers and other equipment. Any shortage of such equipment or capacity of servers could result in a strain on incoming access lines during peak times, causing busy signals and/or delays for subscribers.

               Reliance on Network Infrastructure; Risk of System Failure; Security Risks. Internet network infrastructure is vulnerable to computer viruses and other similar disruptive problems. Computer viruses and other problems could lead to interruptions of, delays in, or cessation of service by us, as well as corruption of our or our subscribers' computer systems. In addition, we cannot assure you that subscribers or others will not assert claims of liability against us as a result of events such as computer viruses, other inappropriate uses or security breaches.

               Reciprocal Compensation. Our interconnection agreements with Bell Atlantic and other incumbent local exchange carriers entitle us, among other things, to collect reciprocal compensation payments from the incumbent local exchange carriers for local telephone calls terminating on our facilities (as well as obligating us to make similar payments for outbound local calls we deliver to the incumbent local exchange carriers). However, Bell Atlantic and other incumbent local exchange carriers have challenged the application of these reciprocal compensation provisions to calls terminating at Internet service provider points of presence, based on the argument that Internet traffic is inherently interstate, not local, in nature. To date, 18 state public utility commissions have issued final orders on this issue (some of which are subject to court appeals), and every such order has affirmed (based on prior Federal Communications Commission decisions) that local calls to Internet service providers are subject to reciprocal compensation. In the Bell Atlantic region, the New York, Pennsylvania, Maryland, and Virginia public utility commissions have issued such orders, and a similar case is pending in Massachusetts. However, we cannot assure you that other state public utility commissions will not issue contrary rulings, or that the Federal Communications Commission decisions on which the favorable rulings are based will not be changed as a result of regulatory, legislative, or judicial action. In addition, we cannot assure you that the current reciprocal compensation arrangements will be renewed on their existing terms when they expire (in most cases, in mid-1999).

               State and Local Taxes on Internet Services. We are currently subject to certain state and local taxes on certain of our telecommunications, data and Internet access services. We may become subject to additional state and local taxes on such services as we continue to expand and develop more services to customers throughout the United States and as more state and local taxing authorities become familiar with such services.

               Government Regulation and Legal Uncertainties. Few laws or regulations are directly applicable to access or commerce on the Internet. However, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governmental organizations and, as a result, a number of laws or regulations may be adopted with respect to Internet user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. It is also uncertain as to how existing laws will be applied to the Internet in areas such as property ownership, copyright, trademark, trade secret, obscenity and defamation. The adoption of new laws or the adaptation of existing laws to the Internet may decrease the growth in the use of the Internet, which could in turn have a material adverse effect on our Internet business.

Control by Level 3 Telecom Holdings, Inc.; Conflicts of Interest

                Level 3 Telecom beneficially owns approximately 46% of the common stock of RCN Corporation. Consequently, Level 3 Telecom effectively has the power to elect a majority of our directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. This may tend to deter non-negotiated tender offers or other efforts to obtain control of our company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market. Moreover, a disposition by Level 3 Telecom of a significant portion of RCN Corporation's common stock, or the perception that such a disposition may occur, could affect the trading price of such common stock and could affect the control of our company. The common stock of Level 3 Telecom is owned 90% by Level 3 Communications Inc. ("Level 3") and 10% by David C. McCourt, the Chairman and Chief Executive Officer of RCN Corporation. Mr. McCourt has been a member of the Board of Directors and President of Level 3 Telecom since September 1992. Based upon a review of documents filed with the Commission, we believe that as of September 30, 1998, 24.2% of the common stock of Level 3 was owned by directors and executive officers thereof, five of whom (Walter Scott, Jr., Richard R. Jaros, David C. McCourt, James Q. Crowe and Michael B. Yanney) are executive officers or directors of RCN Corporation. The remaining shares of Level 3 common stock are owned by persons none of whom own more than 5% of outstanding shares.

               As a result of the September 30, 1997 spin-off of shares of RCN Corporation to holders of common equity of Commonwealth Telephone, there exist relationships that may lead to conflicts of interest. Level 3 Telecom effectively controls both RCN Corporation and Commonwealth Telephone. In addition, the majority of our named executive officers are also directors and/or executive officers of Commonwealth Telephone. Our success may be affected by the degree of involvement of our officers and directors in our business and the abilities of officers, directors and employees in managing both our company and the operations of Commonwealth Telephone. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of The Nasdaq National Market and prevailing corporate practices.

               In connection with the spin-off of RCN Corporation, Commonwealth Telephone has agreed to provide or cause to be provided to us certain specified services for a transitional period. The fees for such services will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services to both us and Commonwealth Telephone. These arrangements were not the result of arm's length negotiation between unrelated parties as we and Commonwealth Telephone have certain common officers and directors. Although the transitional service arrangements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, we cannot assure you that we would not be able to obtain better terms from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between us and Commonwealth Telephone, which will be negotiated at arm's length.


                              USE OF PROCEEDS

               RCN will not receive any proceeds from the sale of the shares being offered hereby.


                                 DIVIDENDS

               RCN anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, RCN does not intend to declare or pay cash dividends on the RCN common stock in the foreseeable future. The declaration or payment of any cash dividends in the future will be at the discretion of RCN's board of directors. The declaration of any dividends and the amount thereof will depend on a number of factors, including RCN's financial condition, capital requirements, funds from operations, future business prospects and such other factors as RCN's board of directors may deem relevant. RCN is a holding company and its ability to pay cash dividends is dependent on its ability to receive cash dividends, advances and other payments from its subsidiaries. The Credit Agreement into which certain subsidiaries of RCN have entered contains restrictions on the payment of dividends by those subsidiaries. RCN has entered into the Indentures which restrict RCN's and certain of its subsidiaries' ability to pay dividends.



                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

               The table below sets forth selected historical consolidated financial data for RCN. Prior to September 30, 1997, RCN operated as part of C-TEC. The historical consolidated financial data presented below reflect periods during which RCN did not operate as an independent company and, accordingly, certain assumptions reflect the results of operations or the financial condition which would have resulted if RCN had operated as a separate, independent company during such periods, and are not necessarily indicative of RCN's future results of operation or financial condition.

               The selected historical consolidated financial data for the years ended December 31, 1994 and 1993 and as of December 31, 1995, 1994 and 1993 and September 30, 1997 are derived from RCN's unaudited historical consolidated financial statements not included in this prospectus. The selected historical consolidated financial data of RCN for the years ended December 31, 1997, 1996 and 1995 and as of December 31, 1997 and 1996 are derived from and should be read in conjunction with RCN's audited historical consolidated financial statements (the "Financial Statements") incorporated herein by reference to the RCN 10-K. The selected historical consolidated financial data for the nine month periods ended September 30, 1997 and 1998 and as of September 30, 1998 are derived from and should be read in conjunction with RCN's unaudited historical consolidated financial statements incorporated herein by reference to the RCN September 10-Q. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the RCN 10-K and RCN September 10-Q.

                                                                                                            Nine Months Ended
                                                        Year Ended December 31,                               September 30,
                                     -----------------------------------------------------------       ---------------------------
                                        1993        1994        1995        1996         1997               1997         1998
                                     ---------    --------    --------    --------    ---------        -----------     -----------

Statement of Operations Data:
Sales                                  $49,504     $59,500     $91,997    $104,910      $127,297         $91,854      $148,118
Costs and expenses, excluding
 depreciation and amortization.....     30,821      49,747      75,003      79,107       134,967          91,183       182,632
Nonrecurring charges(1)............         --          --          --          --        10,000          10,000        51,667
Depreciation and amortization......      9,922       9,803      22,336      38,881        53,205          39,135        57,199
                                       -------     -------     -------     -------       -------         -------      --------
Operating (loss) income............      8,761         (50)     (5,342)    (13,078)      (70,875)        (48,464)     (143,380)
Interest income....................     17,882      21,547      29,001      25,602        22,824          13,442        43,232
Interest expense...................    (17,127)    (16,669)    (16,517)    (16,046)      (25,602)        (10,460)      (80,811)
Other (expense) income, net........      1,195       1,343        (304)       (546)          131             229        (1,947)
(Benefit) provision for income
 taxes.............................        167       2,340       1,119         979       (20,849)        (11,907)       (9,923)
Equity in loss of unconsolidated
 entities..........................         --          --      (3,461)     (2,282)       (3,804)         (2,650)       (8,169)
Minority interest in loss (income)
 of consolidated entities..........        (85)        (95)       (144)      1,340         7,296           3,931        11,545
Extraordinary charge- debt
 prepayment penalty, net of tax
 of $1,728.........................         --          --          --          --        (3,210)         (3,210)           --
Cumulative effect of changes in
accounting principles..............      1,628         (83)         --          --            --              --            --
                                       -------     -------     -------     -------      --------         --------     ---------
Net (loss) income..................    $12,087     $ 3,653     $ 2,114     $(5,989)     $(52,391)        $(35,275)    $(169,607)
                                       =======     =======     =======     =======      ========         ========     =========
Balance Sheet Data (at end of
 period):
Total assets.......................   $291,634    $568,586    $649,610    $628,085    $1,150,992        $598,679    $1,890,447
Long-term debt.....................    181,500     154,000     135,250     131,250       686,103         110,000     1,248,681
Shareholders' equity...............     74,329     372,847     394,069     390,765       356,584         373,760       401,821
Other Data:
EBITDA before nonrecurring
 charges(2)........................     18,683       9,753      16,994      25,803        (7,670)            671       (34,514)
Cashed Provided by
     (Used in):
Operating Activities...............        N/A         N/A      48,559      23,831         1,661             202        28,046
Investing Activities...............        N/A         N/A    (146,203)     (9,377)     (475,860)        (21,270)     (478,013)
Financing Activities...............        N/A         N/A     (31,203)      9,391       635,266         142,562       666,874

----------

(1) Nonrecurring charges in 1997 represent costs of $10,000 incurred with respect to the termination of a marketing services agreement related to RCN's wireless video services, and in 1998 represent nonrecurring costs of $51,667 of acquisition of in-process technology relating to the acquisitions of UltraNet and Erols.

(2) EBITDA before nonrecurring charges represents earnings before interest, depreciation and amortization, and income taxes. Because of the capital intensive nature of the business and resulting large non-cash charges for depreciation, EBITDA is commonly used in the communications industry by management, investors, and analysts to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies. Certain of the Company's debt agreements contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

Supplemental Unaudited Financial Data

               RCN conducts portions of its business through joint ventures, including its joint venture with BECO (which is consolidated in RCN's historical results of operations) and Starpower (which is accounted for under the equity method in RCN's historical results of operations). The supplemental unaudited financial information set forth below presents RCN's results of operations as if all domestic joint ventures were fully consolidated (hereinafter referred to as "Pro Forma Total RCN"), and shows the ownership share of its domestic joint venture partners as minority interests. RCN believes that this supplemental unaudited financial data provides useful disclosure in analyzing its business.

                                                           Pro Forma Total RCN (as defined above)
                                             -------------------------------------------------------------------
                                                        Year Ended                          Nine Months Ended
                                                       December 31,                           September 30,
                                             ----------------------------------          -----------------------
                                              1995         1996          1997              1997           1998
                                             -------     --------      --------          --------       --------
Sales:
 Voice.................................      $   237      $   830      $  4,007          $  1,869      $  15,963
 Video.................................       65,699       87,470       103,371            76,896         83,389
 Data..................................           --            4            41                25         47,520
 Commercial and other..................       26,061       16,606        19,878            13,064         24,258
                                             -------      -------      --------          --------      ---------
Total sales............................       91,997      104,910       127,297            91,854        171,130
Costs and expenses, excluding
 depreciation and amortization:
 Direct expenses.......................       39,604       35,226        51,757            35,113         76,719
 Operating, selling, general and
 administrative........................       35,399       43,881        83,422            56,070        127,176
                                             -------      -------      --------          --------      ---------
EBITDA before nonrecurring charges.....       16,994       25,803        (7,882)              671        (32,765)
Depreciation and amortization..........       22,336       38,881        53,205            39,135         71,813
Nonrecurring charges...................           --           --        10,000            10,000         51,667
                                             -------      -------      --------          --------      ---------
Operating (loss).......................       (5,342)     (13,078)      (71,087)          (48,464)      (156,245)
Interest income........................       29,001       25,602        22,824            13,442         43,808
Interest expense.......................      (16,517)     (16,046)      (25,602)          (10,460)       (80,811)
Other income (expense), net............         (304)        (546)          131               229         (1,978)
                                             -------      -------      --------          --------      ---------
(Loss) income before income taxes......        6,838       (4,068)      (73,734)          (45,253)      (195,226)
(Benefit) provision for income taxes...        1,119          979       (20,849)          (11,907)        (9,923)
                                             -------      -------      --------          --------      ---------
(Loss) income before equity in
 unconsolidated entities, minority
 interest and extraordinary item.......        5,719       (5,047)      (52,885)          (33,346)      (185,303)
Equity in loss of unconsolidated
 entities..............................       (3,461)      (2,282)       (3,698)           (2,650)        (2,008)
Minority interest in loss (income) of
 consolidated entities.................         (144)       1,340         7,402             3,931         17,704
                                             -------      -------      --------          --------      ---------
Loss (income) before extraordinary
    item...............................        2,114       (5,989)      (49,181)          (32,065)      (169,607)
Extraordinary charge-- debt
 prepayment penalty....................           --           --        (3,210)           (3,210)            --
                                             -------      -------      --------          --------      ---------
Net (loss) income......................      $ 2,114      $(5,989)     $(52,391)         $(35,275)     $(169,607)
                                             =======      =======      ========          ========      =========


                                                            Pro forma Total RCN (as previously defined)
                                              -------------------------------------------------------------------
                                                   Year Ended December 31,                  at September 30,
                                              ------------------------------------       ------------------------
                                               1995           1996          1997           1997           1998
                                              --------      --------      --------       --------      ----------
Balance sheet data:
Cash, temporary cash investments and
 short-term investments................       $158,485      $108,674      $638,513       $183,337      $1,117,238
Property, plant and equipment..........       $173,373      $220,357      $307,920       $273,960        $533,250
Accumulated depreciation...............        $71,293       $84,529      $107,419       $101,544        $152,293
Net property, plant and equipment......       $102,080      $135,828      $200,501       $172,416        $380,957
Long-term debt (including current
 portion)..............................       $161,000      $131,250      $686,103       $110,000      $1,248,681




         UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS


               Prior to September 30, 1997, RCN was operated as part of C-TEC. The following unaudited pro forma consolidated statements of operations set forth the historical statements of operations of RCN for the year ended December 31, 1997 and the nine months ended September 30, 1998 and as adjusted for the following:

      o the September 1997 spin-off transaction whereby C-TEC distributed all of the shares of RCN to the holders of C-TEC common equity;

      o RCN's acquisition in March 1997 of the 19.9% minority interest in Freedom New York LLC that it did not already own;

      o RCN's October 1997 issuance of its 10% Senior Notes and
        11(1)/(8)% Senior Discount Notes, both due 2007 (together, the "1997 Notes");

      o RCN's acquisition of Erols in February 1998;

      o RCN's issuance in 1998 of its 9.80% Senior Discount Notes due 2008 (the "9.80% Notes"); and

      o RCN's June 1998 issuance and sale of 6,098,355 shares of Common Stock (the "Stock Offering") and its 11% Senior Discount Notes due 2008 (the "11% Notes").

and the related transactions and events described in the notes thereto, as if such transactions and events had been consummated on the first day of each respective period.

               Management believes that the assumptions used provide a reasonable basis on which to present such unaudited pro forma statements of operations. The unaudited pro forma statements of operations should be read in conjunction with the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the RCN 10-K and RCN September 10-Q.

               The unaudited pro forma statements of operations are provided for information purposes only and should not be construed to be indicative of RCN's results of operations had the spin-off and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had RCN been operated as a separate, independent company during such period, and are not necessarily indicative of RCN's future results of operations or financial condition.



                              RCN CORPORATION
         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       Year Ended December 31, 1997
      ($ in thousands, except per share amounts and number of shares)




                                                                                             Liberty/            Adjustments
                                                                      Adjustments            Freedom            for the 1997
                                                          RCN             for              Acquisition            Notes and
                                                      Historical        Spin-off           Adjustments           9.8%  Notes
                                                      ----------      -----------          -----------          ------------

Sales..............................................     $127,297
Cost and expenses excluding depreciation and
  amortization.....................................      134,967
Nonrecurring charges...............................       10,000
Depreciation and amortization .....................       53,205                            $ 1,250 (1)
                                                        --------       -------              -------                 --------
Operating (loss) income............................      (70,875)           --               (1,250)
Interest income....................................       22,824       $(8,686)(2)
Interest expense...................................      (25,602)       (5,654)(3)                                  $(85,179)(4)
                                                                        10,460 (5)
Other (expense) income, net........................          131
                                                        --------       -------              -------                 --------
(Loss) income before income taxes..................      (73,522)       (3,880)              (1,250)                 (85,179)
(Benefit) for income taxes.........................      (20,849)       (1,358)(6)             (437)(7)              (29,812)(4)
                                                        --------       -------              -------                 --------
(Loss) income before equity in unconsolidated
  entities and minority interest...................      (52,673)       (2,522)                (813)                 (55,367)
Equity in (loss) of unconsolidated entities........       (3,804)
Minority interest in loss of consolidated entities.        7,296
                                                        --------       -------              -------                 --------
(Loss) income before extraordinary charge..........     $(49,181)      $(2,522)             $  (813)                $(55,367)
                                                        ========       =======              =======                 ========
Unaudited pro forma (loss) before extraordinary
  charge per common share .........................     $   (.89)
Weighted average number of common shares and
  common stock equivalents outstanding.............   54,965,716


                                                                                               Adjustments
                                                                                              for the Stock
                                                                        Acquisition            Offering and
                                                           Erols        Adjustments              the 11%
                                                       Historical(8)     For Erols                Notes                Pro Forma
                                                       -------------    -----------           -------------           -----------

Sales..............................................     $ 36,528         $(22,552)(9)                                  $ 141,273
Cost and expenses excluding depreciation and
  amortization.....................................       49,829          (30,764)(9)                                    154,032
Nonrecurring charges...............................                                                                       10,000
Depreciation and amortization .....................        6,360              606 (10)                                    61,421
                                                        --------         --------              ---------               ---------
Operating (loss) income............................      (19,661)           7,606                    --                  (84,180)
Interest income....................................                                                                       14,138
Interest expense...................................         (162)             100              $(18,719)(13)            (124,756)

Other (expense) income, net........................          (49)                                                             82
                                                        --------         --------              --------                ---------
(Loss) income before income taxes..................      (19,872)           7,706               (18,719)                (194,716)
(Benefit) for income taxes.........................                        (9,338)(11)                 (13)              (61,794)
                                                        --------         --------              --------                ---------
(Loss) income before equity in unconsolidated
  entities and minority interest...................      (19,872)          17,044               (18,719)                (132,922)
Equity in (loss) of unconsolidated entities........                       (13,420)(9)                                    (17,224)
Minority interest in loss of consolidated entities.                                                                        7,296
                                                        --------         --------              --------                ---------
(Loss) income before extraordinary charge..........     $(19,872)        $  3,624              $(18,719)               $(142,850)
                                                        ========         ========              ========                =========
Unaudited pro forma (loss) before extraordinary
  charge per common share .........................                                                                    $   (2.52)
Weighted average number of common shares and
  common stock equivalents outstanding                                  1,730,648 (12)                                56,696,364

           See Notes to Unaudited Pro Forma Statement of Operations


                              RCN CORPORATION
         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   Nine Months Ended September 30, 1998
      ($ in thousands, except per share amounts and number of shares)


                                                Adjustments
                                                for the 1997         Erols                         Adjustments
                                                Notes Offering     Historical    Acquisition       for the Stock
                                     RCN        and the 9.8%         1/1/98-     Adjustments       Offering and
                                 Historical         Notes          2/28/98(8)     for Erols        the 11% Notes       Pro Forma
                                 ----------     --------------     -----------   ------------      --------------     ------------
`
Sales.......................     $148,118                             $ 8,700       $(5,371)(9)                         $ 151,447
Cost and expenses,
  excluding depreciation
  and amortization..........      182,632                               8,388        (5,179)(9)                           185,841
Nonrecurring acquisition
  costs: In-process
  technology................       51,667                                  --            --                                51,667
Depreciation and
  amortization..............       57,199                               1,478          (340)(10)                           58,337
                                 --------           -------           -------       -------            -------          ---------
Operating (loss) income.....     (143,380)               --            (1,166)          148                 --           (144,398)
Interest income.............       43,232                                  --                                              43,232
Interest expense............      (80,811)          $(3,492)(4)          (164)          101            $(8,580)(13)       (92,946)
Other (expense), net........       (1,947)                                 (5)           --                                (1,952)
                                 --------           -------           -------       -------            -------          ---------
(Loss) income before income
  taxes.....................     (182,906)           (3,492)           (1,335)          249             (8,580)(13)      (196,064)
(Benefit) for income taxes..       (9,923)               --                --            -- (11)                           (9,923)
                                 --------           -------           -------       -------            -------          ---------
(Loss) income before equity
  in unconsolidated entities
  and minority interest.....     (172,983)           (3,492)           (1,335)          249             (8,580)(13)      (186,141)
Equity in (loss) of
  unconsolidated entities...       (8,169)                                 --        (1,702)(9)                            (9,871)
Minority interest in loss of
  consolidated entities.....       11,545                                                                                  11,545
                                ---------           -------           -------       -------            -------          ---------
Net loss....................    $(169,607)          $(3,492)          $(1,335)      $(1,453)           $(8,580)         $(184,467)
                                =========           =======           =======       =======            =======          =========
Unaudited pro forma net loss
  per average common
  shares....................    $   (2.83)                                                                              $   (3.08)
Weighted average number of
  common shares and common
  stock equivalents
  outstanding...............   59,905,854                                                                              59,905,854


                   See Notes to Unaudited Pro Forma Statement of Operations



                              RCN CORPORATION
           NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                          (dollars in thousands)


               The Unaudited Pro Forma Consolidated Statement of Operations assumes that RCN was an autonomous entity rather than a wholly owned subsidiary of C-TEC for the periods shown. The pro forma adjustments, as described below, are keyed to the corresponding amounts shown in the relevant statement. All share and per share data of RCN common stock have been restated to reflect the stock dividend paid in April 1998.

               (1) Adjustment to reflect the additional depreciation and amortization of $1,250 in 1997 resulting from the acquisition of the minority interest of Freedom New York LLC ("Freedom") in March 1997 and to present the information as if the acquisition of the minority interest of Freedom had occurred at the beginning of 1997. See Note 4 to the Consolidated Financial Statements in the RCN 10-K.

               A summary of the transaction is as follows:

  Cash paid                                $30,000
  Reduction of
      minority interest                    (3,812)
                                           -------
  Fair value of
      assets acquired                      $26,188
                                           =======


           The fair value of assets acquired was allocated to goodwill with an amortization period of six years.

               (2) Adjustment to eliminate interest income of $8,686 for the year ended December 31, 1997, and related income taxes of $(3,040) on outstanding intercompany notes payable owed to RCN of which $110,000 was repaid and the remaining balance was treated as capital contributions from RCN to the borrower.

               (3) Adjustment to reflect interest expense and amortization of debt issuance costs of $5,654 for the year ended December 31, 1997, and related income taxes of $(1,979) on new third party debt of $110,000 which was incurred. The interest rate on the debt is based on either a LIBOR or Base Rate Option, at the election of RCN. A (1)/(8)% change in interest rates would result in a change in annual interest expense of approximately $138.

               (4) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 1997 Notes and 9.8% Notes aggregating $3,492 and $85,179 for the nine months ended September 30, 1998 and for the year ended December 31, 1997, respectively, and related income taxes of $29,812 for the year ended December 31, 1997. A pro forma adjustment was not assumed for income tax benefits associated with the pro forma adjustment for additional interest expense for the nine months ended September 30, 1998 because the realization of such benefit would be uncertain. Interest expense on the 1997 Notes is already included in RCN's historical results for the entire nine months ended September 30, 1998, therefore the pro forma adjustment is correspondingly lower than the ratable portion of the adjustment for the year ended December 31, 1997.

               (5) Adjustment to eliminate interest expense and amortization of debt issuance costs of $10,460 for the year ended December 31, 1997 and related income taxes of $3,661 on existing outstanding third party debt that was repaid and on outstanding intercompany notes payable owned by RCN which were treated as capital contributions to RCN from the borrower.

               (6) Income tax effects for the adjustments relating to the spin-off are summarized as follows:


                                                                                                                 Year Ended
                                                                                                                December 31,
                                                                                                                    1997
                                                                                                                   Benefit
                                                                                                                 (Provision)
Elimination of interest expense and amortization of debt issuance costs on existing outstanding
 third party debt (see Note 5).............................................................................            $3,661
Incurrence of interest expense and amortization of debt issuance costs on new third party debt (see
 Note 3)...................................................................................................            (1,979)
Elimination of interest income on outstanding intercompany notes (see Note 2)..............................            (3,040)
                                                                                                                      -------
 Total.....................................................................................................           $(1,358)
                                                                                                                      =======

               (7) Adjustments to income taxes of $(437) relating to additional depreciation and amortization in 1997 due to the acquisition of a 19.9% minority interest in Freedom in March 1997.


               (8) On February 20, 1998, RCN completed the acquisition of Erols, Washington, D.C.'s largest Internet service provider, for $29,200 in cash, 1,730,648 newly issued shares of RCN common stock plus the assumption and repayment of $5,100 of debt. Additionally, RCN converted approximately 999,000 stock options for Erols common stock into options to purchase 699,104 shares of RCN common stock at an average exercise price of $3.424 per share. RCN accounted for this transaction under the purchase method of accounting and accordingly, the financial statements of Erols are not consolidated with RCN's historical financial statements as of and for the year ended December 31, 1997. In 1998, the financial results of Erols also are not consolidated with RCN's historical financial statements for the period prior to February 20, 1998. The financial information relating to Erols was provided by Erols.

   A summary of the transaction is as follows:

Cash paid (including out of pocket expenses of
   approximately $1,400 and repayment of debt of
   approximately 5,100).................................    $    36,000
Fair value of RCN stock issued..........................         45,000
Liabilities assumed.....................................         55,000
                                                            -----------
Fair value of assets acquired...........................    $   136,000
                                                            ===========

   A fair value of assets acquired was preliminarily allocated as follows:

Contributing to joint venture...................    $    77,000
In-process technology...........................         35,000
Property, plant & equipment.....................          4,000
Current Assets..................................          2,000
Other Assets....................................          1,000
Intangible Assets...............................         17,000
                                                    -----------
                                                    $   136,000
                                                    ===========


               Because the fair value study is still in progress, allocation to specific intangible assets is not possible at this time. However, because of the nature of the business acquired, the Company believes that such intangible assets will primarily include customer lists, goodwill and work force.

               (9) Such adjustments include a pro forma allocation of historical operating results of Erols to the joint venture with PEPCO (see below) based upon the relationship of the number of subscribers expected to be contributed to the joint venture to the total number of subscribers acquired in the merger. RCN's share of such operating results, including the depreciation and amortization effects of the allocation of a portion of the total purchase price to the joint venture, representing the assumed value of the subscribers to be contributed to the joint venture, are included in the adjustment for "equity in the loss of unconsolidated entities."

               A subsidiary of RCN is a party to a joint venture with a subsidiary of PEPCO, to provide the greater Washington, D.C. area residents and businesses local and long-distance telephone, cable television, and Internet services as a package from a single source. As a result of this joint venture, RCN expects to contribute to the joint venture the subscribers acquired in the merger with Erols which are located in the relevant joint venture market. The joint venture partners of Starpower are currently negotiating the terms of such contribution. The value of such contribution for accounting purposes is estimated to be approximately $51,937. The joint venture is accounted for under the equity method of accounting. Additionally, RCN expects that Starpower will assume the liability for the unearned revenue related to the subscribers contributed to Starpower.

               (10) Such adjustment reflects the change in depreciation and amortization for the effect of the fair value adjustment of the net assets of Erols acquired. Amortization of such excess over a five-year period has been assumed, although a shorter life may result based on the study discussed below. A one year change in the amortization period is expected to result in corresponding changes in depreciation and amortization of approximately $5,000 and equity in unconsolidated entities (joint venture with PEPCO described in Note 9) of approximately $15,000. Also, as discussed below, at least $35,478 is expected to be allocated to certain in-process technology projects which has resulted in a ratable reduction of pro forma amortization expense. RCN allocated the purchase price for Erols (see Note 8) on the basis of the fair market value of the assets acquired and liabilities assumed. RCN has undertaken a study to determine such fair market values, including in-process technology. Such fair market values may differ from the allocations assumed in the pro forma financial statements. The impact on deferred tax balances was included in the above-referenced fair value adjustments. Erols' historical property, plant and equipment has been adjusted to its estimated fair value based upon its depreciated cost. The remaining excess of consideration over the historical book value of Erols net assets acquired has been preliminarily allocated to subscriber base, goodwill and other intangible assets. The amounts preliminarily allocated to subscriber base, goodwill and other intangible assets have been ratably reduced by the portion of the purchase price preliminarily allocated to in-process technology of $35,478, which was recognized as a charge for the six months ended June 30, 1998. The final allocation to in-process technology may differ from the preliminary estimate. An amortization period of five years has been assumed for intangible assets, although a shorter life may result based on the study discussed above. A one year change in the amortization period is estimated to result in corresponding changes in depreciation and amortization of approximately $5,000 and equity in unconsolidated entities (joint venture with PEPCO, see Note 9) of approximately $15,000.


               (11) A pro forma adjustment was not assumed for income tax benefits associated with the pro forma adjustments for the historical results of operations of Erols because the realization of such benefit would be uncertain.

               (12) Represents adjustment for shares to be issued in connection with the acquisition of Erols. (See Note 8.)


               (13) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 11% Notes aggregating $8,580 and $18,719 for the nine months ended September 30, 1998 and for the year ended December 31, 1997, respectively. Pro forma adjustments were not assumed for income tax benefits associated with the pro forma adjustments for additional interest expense because the realization of such benefits would be uncertain.


                                 BUSINESS


Overview


               We are developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets with high levels of population density. We believe that our capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on our networks will provide us with competitive advantages. Our strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We believe that we are the only publicly-traded facilities-based provider of bundled voice, video and data services to focus on the residential market in the U.S., and believe that we will be the first competitive provider in our target markets.

               Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, Boston and its surrounding communities and in the Washington, D.C. area. In the Boston market we operate our advanced fiber optic network through a joint venture with BECO. The venture is managed and 51% owned by us and is accounted for on a consolidated basis. We are presently in discussions with BECO with respect to the conversion of a portion of BECO's interest in the BECO joint venture into RCN common stock. In the Washington, D.C. market, we are developing an advanced fiber optic network through a joint venture named Starpower with Pepco Communications, an indirect wholly owned subsidiary of PEPCO. Starpower is owned 50% by us and 50% by Pepco Communications and is accounted for under the equity method of accounting. We believe that these joint ventures provide us with a number of important advantages including access to rights of way and the use of existing fiber optic facilities, the ability to enter our target markets quickly and efficiently and a reduction in the up-front capital investment required to develop our networks. In addition, our joint venture partners provide access to additional assets, equity capital and established customer bases. We also benefit from our relationship with our largest shareholder, Level 3, and from the experience gained by certain of our key employees who participated in the development of MFS Communications Company, Inc.

               Because we deliver multiple services, we report the total number of our various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "--RCN Services--Connections." As of September 30, 1998, we had approximately 808,000 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. We are deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. We also intend to upgrade certain of our hybrid fiber/coaxial cable systems to enable us to provide the same range of voice, video and data services, including bundled service options. At September 30, 1998, we had approximately 82,800 total connections attributable to customers connected to advanced fiber optic networks ("on-net" connections) and had approximately 725,000 connections attributable to customers served through other facilities ("off-net" connections). See "--RCN Services." We gained approximately 398,500 Internet service customers upon completion of the acquisitions of UltraNet, Erols, Interport and JavaNet in 1998. As a result of acquisitions completed in 1998, we are a leading ISP in the Boston to Washington, D.C. corridor. See "--Recent Acquisition Transactions." In December 1998 we announced the integration of these four businesses under the brand name "RCN.com."

               Our extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides us with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, our management team and board of directors benefit from experience gained in connection with the management of C-TEC, which prior to September 30, 1997 owned and operated RCN Corporation. C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

               We seek to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. We continue to evaluate new market areas both within and outside of the Boston to Washington, D.C. corridor. We believe that our experience in the Northeast will provide us with a key strategic advantage when we enter new markets.

West Coast Expansion

               On June 4, 1998 we announced our intention to commence developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor. We expect that our initial west coast network will be developed in the San Francisco Bay Area, a market that benefits from high density, high per capita income and the highest Internet usage in the United States. We have received competitive local exchange carrier ("CLEC") status in California, have obtained an "open video system" ("OVS") certification from the Federal Communications Commission (the "FCC") for the City of San Francisco and surrounding counties and have held initial meetings with several municipalities in the San Francisco Bay Area to discuss network deployment. We also expect our expansion to include selected markets in or near Southern California, Las Vegas and Phoenix. As is the case in our existing markets, we intend to focus on high density markets with favorable demographics, and to apply a subscriber-driven investment strategy, in developing new markets. We believe that our experience in the Northeast will provide us with a key strategic advantage. Subject to obtaining requisite regulatory approvals, we expect to commence initial network construction in the San Francisco Bay Area in 1999.


Business Strategy


               We believe that the opportunity to deploy effectively advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of our networks. In order to achieve our goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, we are pursuing the following key strategies:

               Developing Advanced Fiber Optic Networks. Our advanced fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. We expect that the substantial growth of the Internet and demand for high speed data service will play an important role in the demand for our fiber optic networks. We believe that our high capacity advanced fiber optic networks provide us with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, we are able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services. The migration of customers to the advanced fiber network will allow us to gain additional revenue and higher margins by facilitating the delivery of multiple services to customers over our own switches, thereby allowing us to gain additional revenue (and larger margins) from originating and terminating access fees.

               Focusing on Residential Customers in High-Density Markets. We seek to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of our target markets. We believe that we are unique in our markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to our advanced fiber optic networks. We estimate that our loop lengths are a small fraction of that of the incumbents'. We also believe that residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although our primary focus is on residential customers, we also serve certain commercial accounts which are located on or in close proximity to our networks.

               Implementing Subscriber-Driven Investment Strategy. We attempt to deploy efficiently our capital by tying facility development to the procurement of customer connections. In order to promote our presence in our markets and to develop a subscriber base for our advanced fiber optic networks, we may provide selected services to customers located near our advanced fiber networks utilizing existing facilities that are available in advance of network construction. For example, we market Internet services and provide resold telephone services in advance of constructing or extending our networks. We also provide wireless video services to approximately 31,400 customers in New York City (as of September 30, 1998) with a view to extending the advanced fiber optic network to service many of these existing customers.

               Utilizing Strategic Alliances and Existing Facilities to Speed and Reduce Cost of Entry. By utilizing strategic alliances, we are able to enter the market quickly and efficiently and to reduce the up-front capital investment required to develop our networks. Through alliances with companies such as BECO, Pepco Communications and MFS/WorldCom, which provide or are expected to provide us with extensive fiber optic networks or other assets, by utilizing certain components of our own existing cable television infrastructure, and through strategic acquisitions, we have been able to expedite and reduce the cost of market entry and business development and have created the opportunity to leverage existing customer relationships. In addition, we recently entered into an agreement with Qwest under which we will lease fiber lines from Qwest tying our local networks from Boston to Washington, D.C.

               Offering Bundled Voice, Video and Data Services. We believe that, as a full service voice, video and data programming provider, we will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over our advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

               Providing Superior Customer Service. We seek to provide superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.


RCN Services

               RCN provides a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

               RCN provides these services through a range of facilities including its advanced fiber optic networks in New York City and Boston, a wireless video system in New York City, its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and
Pennsylvania, and resale local and long distance telephony services.

               Connections. The following table summarizes the development of RCN's subscriber base:

                                                    As of
                               ------------------------------------------------
                               9/30/97   12/31/97   3/31/98   6/30/98   9/30/98
                               -------   --------   -------   -------   -------
Service Connections(1)
 Advanced Fiber:
 Voice......................     1,909      3,214     4,473    11,428    20,857
 Video......................     4,870     11,784    15,599    35,196    58,324
 Data.......................       326        150       267     1,588     3,661
                               -------   --------   -------   -------   -------
Subtotal On-Net.............     7,105     15,148    20,339    48,212    82,842
                               -------   --------   -------   -------   -------
Other(2):
 Voice(3)...................    10,953     24,900    40,447    49,052    58,093
 Video(4)...................   229,198    227,619   227,558   214,164   196,776
 Data.......................        --         --   370,271   398,560   470,466
                               -------   --------   -------   -------   -------
Subtotal Off-Net............   240,151    252,519   638,276   661,776   725,335
                               -------   --------   -------   -------   -------
Total Service Connections...   247,256    267,667   658,615   709,988   808,177
                               =======   ========   =======   =======   =======
Advanced Fiber Units Passed.    26,083     44,045    63,386   122,977   213,983
Marketable Homes(5)                 --         --        --   111,187   181,353


(1) Because RCN delivers multiple services, RCN accounts for its customer activity by the number of individual local telephone, video programming or Internet access services, or "connections," purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access constitutes three connections.

(2) RCN classifies connections within the "Other" category until the relevant network is capable of providing voice, video and data services, including local telephone service through an RCN switch.

(3) In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in the Lehigh Valley area.

(4) Includes approximately 31,400 wireless connections. "Other" also includes, among other things, wireline video connections serving the University of Delaware (4,000 connections at September 30, 1998).

(5) As of September 30, 1998, RCN began to report marketable homes, which represents that segment of homes passed which are being marketed the full suite of advanced fiber optic network products. The distinction between homes passed and marketable homes recognizes the transition from network construction to service penetration.


               Set forth below is a brief description of RCN's services:


               Voice. RCN offers full-featured local exchange telephone service, including standard dial tone access, enhanced 911 access, operator services and directory assistance in competition with the incumbent local exchange providers and CLECs. In addition, RCN offers a wide range of value-added services, including call forwarding, call waiting, conference calling, speed dial, calling card, 800-numbers and voice mail. RCN also provides Centrex service and associated features. RCN's local telephone rates are generally competitive with the rates charged by the incumbent providers. At September 30, 1998, RCN had approximately 20,857 telephone service connections on its advanced fiber optic networks and approximately 58,093 customers for resold telephone service.

               RCN Long Distance Company provides long distance telephone services, including outbound, inbound, calling card and operator services. These services are offered to residential and business customers. As of September 30, 1998, RCN Long Distance Company had approximately 11,300 customers. In the future RCN intends to offer long distance telephone service predominantly to customers whom it expects will eventually be connected to its own facilities.

               Video Services. RCN offers a diverse line-up of high quality basic, premium and pay-per-view video programming. Depending on the system, RCN offers from 61 to 110 channels. RCN's basic video programming package provides extensive channel selection featuring all major cable and broadcast networks. RCN's premium services include HBO, Cinemax, Showtime and The Movie Channel, as well as supplementary channels such as HBO 2, HBO 3 and Cinemax 2. RCN's StarCinema, available on RCN's advanced fiber optic networks, utilizes the latest "impulse" technology allowing convenient impulse pay-per-view ordering of the latest hit movies and special events instantly from the customer's remote. RCN's "Music Choice" offers 30 different commercial-free music channels delivered to the customer's stereo in digital CD quality sound.

               As of September 30, 1998, RCN had approximately 58,300 subscribers for its video programming services provided over advanced fiber optic networks. As of such date, RCN also had approximately 31,400 connections attributable to the wireless video system and approximately 161,200 connections attributable to the hybrid fiber/coaxial cable systems.

               Internet Access and Data Transmission. RCN's StarPass Internet service provides access for personal computers to RCN's advanced fiber optic network for a reliable high speed connection to provide access to electronic mail, World Wide Web, Internet chat lines and newsgroups and remote access and file transfer services. RCN provides data transmission services over its advanced fiber optic network either via two-way dial-up modem over traditional telephone lines or via cable modem utilizing RCN's high capacity network. RCN expects to commence offering a high-speed Internet access service in certain markets during the second quarter of 1998. RCN also offers private line point-to-point data transmission services such as DS-1 and DS-3 with the capability to provide higher speed connections as well. Following the recent acquisitions, RCN believes it is the largest regional provider of Internet services in the Northeast. As of September 30, 1998, RCN had approximately 474,000 Internet subscribers.


Migration of Customers to Advanced Fiber Networks

               RCN provides wireless video services to customers located near its advanced fiber optic network in New York City and provides internet services and resale telephone service with a view to extending the advanced fiber optic network and fully activating RCN's own telephone switches to service many of those customers. As RCN's advanced fiber optic network is extended into these areas or buildings, customers receiving wireless video service in New York City will be switched to the advanced fiber optic network from the wireless video network, and the wireless video equipment will be used to provide service to other customers in off-network premises. Similarly, as the advanced fiber optic network is developed and switches are deployed, voice customers will be switched to the advanced fiber optic network from resale accounts, thereby allowing RCN to gain additional revenue (and larger margins) from originating and terminating access fees and to control the related services and service quality.

Strategic Relationships


               RCN has entered into a number of strategic alliances and relationships in order to provide it with early entry and to reduce the cost of entry into the market for telecommunications services. RCN expects to continue to pursue opportunities that may be afforded by entering into strategic alliances to facilitate network expansion and entry into new markets.


               Fiber Agreements with MFS/WorldCom.


               RCN, through its affiliates, has entered into Fiber Agreements (the "Fiber Agreements"), each dated May 8, 1997, with MFS/WorldCom, which owns or has the right to use certain fiber optic network facilities (the "Fiber Optic Facilities") in the Boston, Massachusetts and Borough of Manhattan, New York, New York markets (the "Service Areas"). Pursuant to the Fiber Agreements, MFS/WorldCom (i) will construct and provide extensions connecting the Fiber Optic Facilities to buildings designated by RCN (the "Extensions") and (ii) has granted to RCN the right to use certain dedicated fibers in the Fiber Optic Facilities and the Extensions, except that RCN may not use such facilities to deliver telephone services to commercial customers in the Service Areas. In return, RCN has reimbursed MSF/WorldCom for certain of MFS/WorldCom's costs to install, construct and acquire and maintain the Fiber Optic Facilities and the Extensions. Unless earlier terminated upon the occurrence of certain events, including a change of control of RCN, the Fiber Agreements terminate by their terms on January 1, 2007, although parties may agree to extend the Fiber Agreements for up to 10 years.


               BECO Joint Venture


               In 1996 RCN and BECO, through wholly owned subsidiaries, formed a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM is a Massachusetts limited liability company organized to own and operate an advanced fiber optic telecommunications network and to provide, in the market in and around Boston, Massachusetts, voice, video and data services, as well as the communications support component of energy related customer services offered by BECO. RCN, through RCN Telecom Services of Massachusetts, owns 51% of the equity interest in RCN-BECOCOM and BECO, through a subsidiary, owns the remaining 49% interest. This joint venture with BECO is reflected on RCN's financial statements on a consolidated basis.

               RCN expects to benefit from the ability to utilize BECO's large fiber optic network, its focus on innovative technology, its sales and marketing expertise and its reach into the market. In the future, the venture may expand into energy management and property monitoring services. Starting in Boston, the joint venture partners will consider further expansion into surrounding markets. RCN anticipates that as a result of its access to the extensive BECO network, RCN's reliance on and utilization of MFS/WorldCom facilities in Boston will be reduced significantly.


               Starpower Joint Venture


               In 1997, RCN Telecom Services, Inc., a subsidiary of RCN, and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of PEPCO, formed a joint venture to own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). Starpower, an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 by RCN Telecom Services of Washington, D.C., Inc. ("RCN Washington") and Pepco Communications. Starpower was formed to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services to all potential commercial and residential customers in the Washington, D.C. Market. RCN, through RCN Washington, owns 50% of the equity interest in Starpower and PCI, through Pepco Communications, owns the remaining 50% interest. Starpower is accounted for under the equity method of accounting.

Recent Acquisition Transactions

               On January 21, 1998, RCN entered into an Agreement and Plan of Merger among RCN, Erols, Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation, and ENET Holding, Inc., a Delaware corporation and a wholly owned subsidiary of RCN, to acquire all of the outstanding shares of common stock of Erols, a leading regional ISP serving residential and business subscribers in targeted markets, including New York City, Philadelphia, Washington, D.C. and Boston. The approximate total consideration was $29,200 in cash, 1,730,648 shares of RCN common stock plus the assumption and repayment of approximately $5,100 of debt. Additionally, RCN converted certain Erols stock options to RCN stock options. The transaction was completed in February 1998. See the RCN 8-K and note 17 to the unaudited financial statements in the RCN September 10-Q.

               On January 21, 1998, RCN, UNET Holdings, Inc. and UltraNet entered into an Agreement and Plan of Merger whereby RCN agreed to acquire all of the outstanding shares of common stock of UltraNet, a leading ISP in the Boston area serving residential and business customers in New England. The total consideration for the acquisition was approximately $7,000 in cash, 890,384 shares of RCN common stock, and $3,000 in deferred compensation. Additionally, RCN converted certain UltraNet stock options to RCN stock options. The transaction was completed in February 1998. See note 18 to the unaudited financial statements in the RCN September 10-Q.

               On February 27, 1998, RCN entered into an Agreement and Plan of Merger with Lancit Media Entertainment Ltd. ("Lancit") and LME Acquisition Corporation whereby RCN agreed to acquire all of the outstanding shares of common stock of Lancit, a producer of high quality children's programming. The total consideration for the transaction was $1 in cash and 366,596 in shares of RCN common stock. All options to purchase Lancit common stock were cancelled. In addition, certain warrants to purchase Lancit common stock became, by their terms, warrants to purchase RCN common stock. The transaction was completed in June 1998. See note 7 to the unaudited financial statements in the RCN September 10-Q.

               On June 1, 1998, RCN entered into the Interport Merger Agreement with Interport and INET Holding, Inc. and the individual shareholders of Interport whereby RCN agreed to acquire all of the outstanding shares of common stock of Interport. The total consideration for the transaction was $1,025 in cash and 396,442 shares of RCN common stock. In addition, Interport stock options were converted into options to purchase shares of RCN Common Stock and units granting the right to deferred delivery of shares of RCN common stock were issued. The transaction was completed in June 1998. See note 8 to the unaudited financial statements in the RCN September 10-Q.

               On June 30, 1998, RCN entered into the JavaNet Merger Agreement with JavaNet, David Epstein, Zachary Julius, JNET Holding Inc. and (with respect to certain provisions only) John Halpern whereby RCN agreed to acquire all of the outstanding shares of common stock of JavaNet, an Internet service provider with approximately 32,000 subscribers in Connecticut, Maine and Massachusetts (at the time of the acquisition). In connection with the transaction, RCN paid $2,370 in cash and issued approximately 569,000 shares of RCN common stock to JavaNet stockholders. All options to purchase JavaNet common stock were cancelled. The transaction was completed on July 23, 1998. See note 9 to the unaudited financial statements in the RCN September 10-Q.

Hybrid Fiber/Coaxial Cable Systems

               RCN's hybrid fiber/coaxial cable systems were operated by C-TEC prior to the spin-off. The following table summarizes the development of the hybrid fiber/coaxial cable systems over the last five years:

                                                                       As of
                                                                     September
                                        As of December 31,              30,
                    -----------------------------------------------  ---------
                     1993       1994      1995      1996      1997     1998
                    -------   -------   -------   -------   -------  ---------
Homes Passed....... 118,216   119,761   282,836   283,940   290,612    242,614
Basic Subscribers..  87,660    92,140   176,131   179,932   184,938    161,176


               The service areas for these cable television networks enjoy favorable customer demographics. The New York and New Jersey systems primarily serve affluent bedroom communities in suburban New York City. The system in New York State serves ten municipalities in Duchess, Putnam and Westchester Counties, approximately 45 miles north of New York City. The New Jersey system serves 31 contiguous municipalities in Hunterdon, Mercer, Morris and Somerset Counties, approximately 50 miles west of Manhattan. The Pennsylvania system, which is the largest competitive cable television system in the United States, serves Pennsylvania's Lehigh Valley area including the cities of Allentown, Bethlehem and Easton, and virtually all of Lehigh and Northampton Counties, and is located less than 10 miles west of RCN's New Jersey system. Certain of RCN's Hybrid Fiber/Coaxial Cable systems are being upgraded to enable such networks to provide voice, video and data services, including local telephone service, through an RCN switch. When such conversion is completed, customers served by such networks will be included within the "on- net connections" category. In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable System in the Lehigh Valley area. RCN expects that certain customers served by such system will be migrated to "on-net" connections over time.

International

               The Company owns a 40% interest in Megacable, the second largest cable television provider in Mexico. Megacable owns 22 wireline cable systems, and one multi-channel multipoint distribution service ("MMDS") cable system, in Mexico, principally on the Pacific and Gulf coasts and including Guadalajara, the second largest city in Mexico, Hermosillo, the largest city in the state of Sonora and Veracruz, the largest city in the state of Veracruz. At September 30, 1998, their wireline systems passed approximately 685,000 homes and served approximately 210,000 subscribers. Megacable had revenues of $30.4 million and $23.2 million for the years ended December 31, 1997 and 1996, respectively and $27.9 million for the nine months ended September 30, 1998.


               Additionally, Megacable presently holds a 99% interest in Megacable Comunicaciones de Mexico S.A. ("MCM"). MCM has received a license from the Mexican government to allow it to build a fiber optic network in Mexico City, Monterrey and Guadalajara. MCM intends to use this network to provide local voice and high-speed data service in these cities, principally to commercial customers in Mexico City.


Competition


               Overview

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition, often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets, economies of scale and scope, control of limited conduit and pole space, and well-established customer relationships. However, RCN believes that most existing and potential competitors will, at least initially, provide narrower service offerings over limited delivery platforms as compared to the wide range of voice, video and data services that will be provided over RCN's fiber-based networks, thereby providing RCN with an opportunity to achieve important market penetration.

               With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including CLECs. Cable operators are also entering the local exchange market in some locations. Commercial mobile radio services providers, including cellular carriers (such as Bell Atlantic Mobile Services), personal communications services ("PCS") carriers (such as Sprint Spectrum), and enhanced specialized mobile radio services ("ESMRS") providers (such as NexTel), are also a source of competitive local and long distance telephone service. However, RCN believes these operators may primarily use competitive access services to transport their calls among their radio transmitter/receiver sites through networks that largely avoid the incumbent LECs with whom they compete.

               With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the IXCs, including AT&T, Sprint and MCI WorldCom, which account for the majority of all long distance revenue. The major long distance service providers benefit from established market share and from established trade names brought about by nationwide advertising. RCN, however, regards its long-distance service as a complementary service rather than a principal source of revenue. Certain IXCs, including AT&T, MCI WorldCom and Sprint, have also announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services. Internet-based telephony, a potential competitor for low cost telephone service, is also developing.

               All of RCN's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. Among the alternative video distribution technologies are traditional cable networks, wireless local video distribution technologies, and home satellite dish earth stations ("HSDs") which enable individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. The 1992 Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs. RCN faces additional competition from private satellite master antenna television ("SMATV") systems that serve condominiums, apartment and office complexes and private residential developments. The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to RCN's various video distribution systems. These technologies include, among others, DBS service whereby signals are transmitted by satellite to receiving facilities located on customer premises. RCN expects that its video programming services will face growing competition from current and new DBS service providers. RCN also competes with wireless program distribution services such as MMDS which use low-power microwave frequencies to transmit video programming over-the-air to subscribers. RCN is unable to predict whether wireless video services will have a material impact on its operations.

               Other new technologies, including Internet-based services, may become competitive with services that RCN can offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the voice, video and data industries or on the operations of RCN.


               RCN believes that among the existing competitors, the incumbent LECs, incumbent cable providers and the CLECs provide the most direct competition to RCN in the delivery of "last mile" connections for voice and video services.

               Incumbent LECs


               In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in Boston, New York, Philadelphia/Lehigh Valley, and Washington), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. RCN believes that its advanced fiber optic networks provide superior technology for delivering high-speed, high-capacity voice, video and data services as compared to the primarily copper wire based networks of the incumbent LECs. However, the incumbent LECs (which have long-standing relationships with their customers) have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter the long distance telephone service market. The recently announced merger between Bell Atlantic and GTE
Corporation may enhance the combined entity's ability to compete with RCN in the Northeast Corridor markets. The recently announced merger between SBC and Ameritech may also increase competitive pressures in the Boston to Washington, D.C. corridor if SBC continues to pursue a nationwide strategy.

               Under the 1996 Act, and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being slowly removed. The introduction of such competition, however, also establishes the predicate for the incumbent RBOCs, such as Bell Atlantic, to provide in-region interexchange long distance services. The incumbent RBOCs are currently allowed to offer "incidental" long distance service in-region and to offer out-of-region long distance service. Once the incumbent RBOCs are allowed to offer in-region long distance services, they will also be in a position to offer single source local and long distance service similar to that offered by RCN and proposed by the three largest IXCs (AT&T, MCI WorldCom and Sprint). RCN expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

               RCN has sought, and will continue to seek, to provide a full range of local voice services in competition with incumbent LECs in its service areas. RCN expects that competition for local telephone services will be based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and will not be based on any proprietary technology. As a result of the comparatively recent installation of RCN's advanced fiber optic networks, its dual path architecture and the state-of-the-art technology used in its networks, RCN may have capital cost and service quality advantages over some currently available local networks relied upon by the incumbent LECs, as well as the competitive advantage provided by the ability to deliver a bundled voice and video service.

               The 1996 Act permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. RCN cannot predict the likelihood of success of video service ventures by LECs or the impact on RCN of such competitive ventures.


               Incumbent Cable Television Service Providers


               Certain of RCN's video service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in its markets, such as Time-Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes primarily with Time-Warner Cable. RCN believes that the expanded capacity and fiber-to-node architecture of its advanced fiber optic networks make it better equipped to provide high-capacity communications services than traditional coaxial cable based networks utilizing "tree and branch" architecture. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric, which also holds a franchise for the relevant service area.

               Since cable television systems generally operate pursuant to franchises granted on a non-exclusive basis, and the 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems, well-financed businesses from outside the cable industry (such as the public utilities that own certain of the conduits or poles which carry cable) may become competitors for franchises or providers of competing services. Telephone companies or others may also enter the video distribution market by becoming open video service operators (as RCN has done in several markets), pursuant to Section 653 of the Communications Act. No local franchise is required for the provision of such service.


               CLECs and Other Competitors


               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the geographic markets in which RCN offers its services. Other CLECs, such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers rather than residential customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. However, RCN believes that, at least initially, it is relatively unique in its markets in offering bundled voice, video and data services primarily to customers in residential areas, and in striving to connect residential customers directly to its advanced fiber optic network.


               Internet Services


               The market for Internet access services is extremely competitive and highly fragmented. No significant barriers to entry exist, and accordingly competition in this market is expected to intensify. RCN competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs; (ii) established online services; (iii) computer software and technology companies; (iv) national telecommunications companies; (v) LECs;
(vi) cable operators; and (vii) nonprofit or educational ISPs, and some of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than RCN. Certain of RCN's online competitors, including America Online, the Microsoft Network and Prodigy, have introduced unlimited access to the Internet and to their proprietary content at flat rates, and certain of the LECs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee for at least some period of time). Bell Atlantic has recently filed with the FCC a petition for an exemption from a regulation prohibiting it from building a high-speed network. Bell Atlantic's petition requests that such network, which would serve as an Internet backbone, not be subject to pricing and other regulatory restrictions. The network would span the states from Maine to Virginia. There can be no assurance that competition will not lead to pricing pressures in the Internet business. For additional information on the competitive environment in which RCN operates, see "Business--Competition."

               Other new technologies may become competitive with services that RCN can offer. Cellularvision, a provider of LMDS, recently began offering wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. RCN cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.


Regulation


               The telephone and video programming transmission services offered by RCN are subject to federal, state and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which RCN operates. The 1996 Act was intended to promote competition and decrease regulation of these segments of the industry. The law delegates to both the FCC and the states broad regulatory and administrative authority to implement the 1996 Act.


               Telecommunications Act of 1996

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent RBOCs to enter the long distance market within their own local service regions.


               Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. As a result of these changes, companies such as RCN are now able to interconnect with the incumbent LECs in order to provide local exchange services. Numerous parties appealed certain aspects of these regulations, and the appeals were consolidated in the United States Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state PUCs to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an incumbent LEC's unbundled network elements. On January 26, 1998, the Supreme Court granted a writ of certiorari under which it will review the July 18 Eighth Circuit decision; the Court heard arguments on this case in October 1998. The Eighth Circuit decisions create uncertainty about the rules governing pricing and terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. Prior to the Eighth Circuit decisions, RCN had entered into interconnection agreements with Bell Atlantic, covering all of its target market area, that are generally consistent with the FCC guidelines, and those agreements remain in effect notwithstanding the reversal of the FCC rules. There can be no assurance, however, that RCN will be able to obtain or enforce future interconnection agreements, or obtain renewal of existing agreements, on terms acceptable to RCN.

               Certain RBOCs have also raised constitutional challenges to restrictions in the 1996 Act preventing BOCs from entering the long distance market in their home region. On December 31, 1997, the U.S. District Court for the Northern District of Texas issued the SBC Decision finding that Sections 271 to 275 of the 1996 Act are unconstitutional. These sections of the Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in- region interLATA telecommunications services. The District Court has stayed the SBC Decision pending appeal. If the stay is lifted, the RBOCs (including Bell Atlantic, which was permitted to intervene in the case) would be able to provide interLATA services immediately without satisfying the statutory conditions. Although RCN believes the factual assumptions and legal reasoning in the SBC Decision are erroneous and therefore the decision will likely be reversed on appeal, there can be no assurance of this outcome. If the SBC Decision were upheld on appeal it may have an unfavorable effect on RCN's business for at least two reasons. First, RBOCs currently have an incentive to foster competition within their service areas so that they can qualify to offer interLATA services. The SBC Decision removes this incentive by allowing RBOCs to offer interLATA service without regard to their progress in opening their local markets to competition. However, the SBC Decision would not affect other provisions of the Act which create legal obligations for all incumbent LECs to offer interconnection and network access, and therefore will not impair RCN's ability to compete in local exchange markets. Second, RCN is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives RCN a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal. RCN cannot predict either the outcome of these or future challenges to the 1996 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new OVS regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non- franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston, in the City of New York and in a number of communities surrounding Boston, and is negotiating similar agreements in Northern New Jersey, Philadelphia and surrounding communities, and San Francisco and surrounding communities. Starpower is negotiating similar agreements in Washington and surrounding communities.


               Regulation of Voice Services

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in a different state). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state).


               State Regulation of Intrastate Local and Long Distance
Telephone Services. RCN's intrastate telephone services are regulated by the public service commissions or comparable agencies of the various states in which these services are offered. RCN subsidiaries or affiliates have received authority to offer intrastate telephone services, including local exchange service, in California, Massachusetts, Delaware, Nevada, New Jersey, New York, Vermont, Pennsylvania, Maryland, the District of Columbia, and Virginia and
RCN has applied for authority to offer such services in Arizona, Connecticut, Maine, and New Hampshire. Starpower has separately obtained similar authority in Maryland, Virginia and the District of Columbia. RCN's resale and inter-connection agreements have been approved, pursuant to Section 252 of the Communications Act, by state regulatory commissions in Arizona, Delaware, the District of Columbia, Maine, Maryland, Massachusetts, New York, New Jersey, New Hampshire, Pennsylvania, Rhode Island, Vermont, and Virginia.


               RCN Long Distance Company is authorized to offer intrastate long distance services in Pennsylvania, New York, Massachusetts and 45 other states nationwide. Pursuant to such authorizations, RCN Long Distance Company is permitted to resell intrastate long distance services both to other carriers, including RCN's local operating subsidiaries and Starpower for resale to their end user subscribers, and to its own end user customers.

               FCC Regulation of Interstate and International Telephone Services. RCN, through several of its subsidiaries, including RCN Long Distance Company, may also provide domestic interstate telephone services nationwide pursuant to tariffs on file at the FCC, and has been authorized by the FCC under Section 214 of the 1996 Act to offer worldwide international services as well.

               Local Regulation of Telephone Services. Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses, franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City (although services may be provided over certain leased or resold facilities pending receipt of a franchise).

               Regulation of Video Services


               Open Video Systems. At various times between February 1997 and July 1998, RCN subsidiaries and affiliates have been certified by the FCC to operate OVS networks in New York City, Boston, Washington, Philadelphia, and San Francisco, and communities surrounding each of these cities, and in the Northern New Jersey area. Initiation of OVS services is subject to completion of an open enrollment period for non- affiliated video programmers to seek capacity on the systems and upon negotiation of certain agreements with local governments. The initial open enrollment period for each of these systems has expired, except for the Northern New Jersey system, where the open enrollment period has not yet commenced. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services. RCN executed an agreement with the City of New York on December 29, 1997 and has initiated OVS service in the Borough of Manhattan pursuant to that agreement. On July 10, 1998, RCN supplemented its agreement with the City of New York to include all five boroughs of the City. On October 26, 1998, Starpower executed an agreement with the District of Columbia and plans to initiate OVS service in the District in the first quarter of 1999. Starpower has entered into similar agreements or is in the process of negotiating agreements with numerous suburban communities near Washington, to offer either OVS services or franchised cable television services.

               In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other VPPs. Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, at the request of local officials, RCN is in discussions to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements are preferred by the local authorities and can be obtained on terms and conditions acceptable to RCN. RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. The FCC rules concerning OVS are currently subject to appeal in the United States Court of Appeals for the Fifth Circuit; if certain aspects of the FCC's rules are overturned on appeal, the determination whether to operate as an OVS provider versus a franchised cable television operator may be affected.

               The FCC's rules require OVS operators to make their facilities available to video program providers on a non-discriminatory basis, with certain exceptions. One such exception is that competing in-region cable operators are not entitled to become video program providers on an OVS unless the OVS operator accepts such arrangements or if such carriage would not significantly impede facilities-based competition. The incumbent cable operator in Boston, Cablevision of Boston, Inc., sought an order from the FCC compelling RCN to provide it with certain data on RCN's Boston OVS system and declaring Cablevision an eligible video programming provider on the RCN system. The FCC's Cable Services Bureau denied Cablevision's request and that denial has become final. Time Warner Cable Co., which operates franchised cable systems in many suburban Boston communities included within RCN's OVS certification, also sought an order compelling
RCN to release certain OVS system data and to declare it eligible for carriage on the system. Unlike Cablevision, Time Warner is not competing with any RCN-provided OVS service and restricted its request to communities in which Time Warner is not the franchised cable operator. Time Warner also sought the imposition of fines or the cancellation of RCN's OVS authority. The Cable Services Bureau granted the data request in part and denied it in part but found too little evidence to justify further exploration of RCN's good faith in acquiring OVS authority. RCN has sought partial reconsideration of the Bureau's Order, which is currently pending. Time Warner filed a similar complaint against RCN in New York City in which Time Warner and RCN compete for video distribution business in Manhattan. Time Warner asked for system data concerning parts of New York City in which it does not hold a franchise for cable service. That complaint is currently pending before the Bureau.

               Two additional cable company complaints have been filed against Starpower, seeking data and a determination of eligibility for carriage on the metropolitan Washington OVS system. As in the prior complaints, RCN's status as an OVS operator was challenged and the relief requested included revocation of RCN's OVS authority. These complaints were filed by Media General Cable of Fairfax, Inc., and Media General Cable of Fredericksburg, Inc. The former operates franchised cable service within the projected service area of Starpower's OVS system; the latter, which is an affiliate of the former, operates a cable system beyond the presently defined service area of Starpower's system. Both claimed to be seeking system data for areas in which they do not provide franchised service. Starpower declined to provide system data to Media General of Fairfax on the ground that, as an in-region competitive cable company, it was not entitled to the data or to be carried on the system. The request of Media General of Fredericksburg was denied on the ground that, as an affiliate of Media General of Fairfax, it was not entitled under applicable FCC rules to the requested data or to be carried on the system. Starpower responded to both Media General Complaints on December 14, 1998.

               Cable industry representatives have opposed or commented adversely on two other RCN OVS initiatives. In respect to RCN's application for OVS authority in the San Francisco area, the California Cable Television Association filed an opposition, alleging that RCN was misusing the OVS rules to compete unfairly against franchised cable operators. The Pennsylvania Cable & Telecommunications Association filed comments on RCN's OVS application for OVS authority in the Philadelphia region, making similar allegations but not formally opposing the application. The Cable Services Bureau granted both applications, indicating that RCN's applications were consistent with the rules and that the opposing parties had not provided sufficient evidence to justify initiating any regulatory action against RCN. There is language in each of these Cable Bureau determinations involving RCN's implementation of the OVS concept which leave open the possibility for adverse parties to challenge RCN's status as an OVS operator. RCN believes that it is operating in strict conformity with all applicable provisions of the law and will continue to defend its OVS roll-outs against what it believes are anti-competitive requests for data or carriage by competing in-region cable operators. However, there can be no assurance that the FCC will resolve the pending OVS complaints in RCN's favor. To the extent the FCC were to grant any such complaints and RCN were as a result obliged to share system data with its local competitors, RCN would be forced to reassess the desirability of continuing to operate in certain markets as an OVS operator, as compared with seeking traditional cable franchises. RCN does not believe that abandoning its OVS certifications under such circumstances would materially adversely affect its video distribution activities.

               As in the case of traditional franchised cable systems, OVS operators must in virtually all locations have access to public rights-of-way for their distribution plant. In a number of jurisdictions local authorities have sought to impose rights-of-way fees on RCN which it believes are in violation of federal law. A number of FCC and judicial decisions have addressed the issues posed by the imposition of such rights-of-way fees on CLECs and on video distributors, but to date the state of the law is uncertain and may remain so for some time. The obligation to pay local rights-of-way fees which are excessive or discriminatory could have adverse effects on RCN's business activities.


               Prior to its certification as an OVS provider, RCN offered limited video programming services using the VDT services offered by MFS/WorldCom in Manhattan and the City of Boston. In February 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. One of the incumbent cable television companies in New York City has filed a complaint with the New York Public Service Commission challenging the former (pre-OVS) operations of RCN and WorldCom under the VDT framework, which remains pending before that commission.


               Wireless Video Services. RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable pursuant to temporary authorizations issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an Initial Decision was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Administrative Law Judge declared that the Initial Decision would become effective 50 days after its release unless Bartholdi Cable filed exceptions to the Initial Decision within 30 days of its release or the FCC elected to review the case on its own motion. Bartholdi Cable filed exceptions to the Initial Decision on April 7, 1998. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, RCN filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, RCN expects now actively to pursue its license applications. While RCN expects to receive authorizations to transmit over these microwave paths, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect RCN's wireless video operations in New York City.


               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities, to convert its wireless video subscribers to an advanced fiber optic network or to offer wireless video services pursuant to its own FCC licenses.


               Hybrid Fiber/Coaxial Cable. RCN's hybrid fiber/coaxial cable systems are subject to regulation under the 1992 Act, which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition," certain programming requirements, and broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station. Local commercial television broadcast stations may elect once every three years to require a cable system to carry the station ("must-carry"), subject to certain exceptions, or to withhold consent and negotiate the terms of carriage ("retransmission consent"). A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage or retransmission consent requirements of the 1992 Act. Local non-commercial television stations are also given mandatory carriage rights. The FCC recently issued rules establishing standards for digital television ("DTV"). Among other provisions, the FCC's rules require television stations to simulcast their NTSC and DTV signals for a period of years. During this simulcast period, it is unclear whether must-carry rules will apply to DTV signals. The FCC has initiated a rule making proceeding seeking comment on the carriage of broadcast DTV signals by cable and OVS operators during the transitional period to full digital broadcasting. The Notice of Proposed Rulemaking addresses the need for compatibility between digital systems, seeks comment on possible changes to the mandatory carriage rules, and explores the impact carriage of DTV signals may have on other FCC rules. The cable industry has generally opposed many of the FCC's proposals, on the grounds that they constitute excessively burdensome obligations on the industry. The Communications Act permits franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. Cable systems with 36 or more channels must designate a portion of their channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.

               On September 8, 1997, RCN was notified by the FCC that it has ruled that certain of RCN's upper levels of service for its New Jersey systems are regulated levels of service and that RCN's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. RCN had treated these levels of service as unregulated. RCN intends to contest this decision. RCN does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition.


               Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided. Local franchising authorities (state or local, depending on the practice in individual states) may award one or more franchises within their jurisdictions and prohibit non-grandfathered cable systems from operating without a franchise in such jurisdictions. The Communications Act also provides that in granting or renewing franchises, local authorities may establish requirements for cable-related facilities and equipment, but not for video programming or information services other than in broad categories. The Communications Act limits the payment of franchise fees to 5% of revenues derived from cable operations and permits the cable operator to obtain modification of franchise requirements by the franchise authority or judicial action if warranted by changed circumstances.

               RCN's ability to provide franchised cable television services is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. Approximately 39 of RCN's hybrid fiber/coaxial cable systems' franchises are due for renewal within the next three years. No assurance can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.


               The hybrid fiber/coaxial cable systems are also subject to certain service quality standards and other obligations imposed by the FCC and, where effective competition has not been demonstrated to exist, to rate regulation by the FCC as well. RCN's cable television system in Pennsylvania has been operating in a competitive cable environment for almost 30 years, with approximately 80% of the homes passed having access to an alternate cable operator, Service Electric Cable TV. As a result, RCN's Pennsylvania cable system is exempt from many FCC cable television regulations, including rate regulation. Its other cable television systems in New York State and New Jersey currently remain subject to FCC rate regulation. With the passage of the 1996 Act, however, all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. There has been widespread discussion in Congress about possible legislation to keep cable rate regulation in effect longer. There can be no assurance that such legislation will not be adopted. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets.

               The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables and that are using such cables for the distribution of non-video services. The FCC concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The 1996 Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act by immediately permitting certain providers of telecommunications services to rely upon the protections of the current law and by requiring that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by the utility. The FCC has recently adopted new regulations to govern the charges for pole attachments used by companies provided telecommunications services, including cable operators. These new pole attachment rate regulations will become effective five years after enactment of the 1996 Act, and any increase in attachment rates resulting from the FCC's new regulations will be phased in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on RCN or its businesses cannot be determined at this time.


               The 1992 Act, the 1996 Act and FCC regulations preclude any satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors and require such programmers to sell their programming to other multichannel video distributors. These provisions limit the ability of program suppliers affiliated with cable companies or with common carriers providing satellite delivered video programming directly to their subscribers to offer exclusive programming arrangements to their affiliates. The Communications Act also includes provisions, among others, concerning horizontal and vertical ownership of cable systems, customer service, subscriber privacy, marketing practices, equal employment opportunity, obscene or indecent programming, regulation of technical standards and equipment compatibility.

               In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as equal employment opportunity, syndicated program exclusivity, network program non-duplication, registration of cable systems, maintenance of various records and public inspection files, microwave frequency usage, lockbox availability, sponsorship identification, antenna structure notification, tower marking and lighting, carriage of local sports broadcast programming, application of rules governing political broadcasts, limitations on advertising contained in non-broadcast children's programming, consumer protection and customer service, ownership of home wiring, indecent programming, programmer access to cable systems, programming agreements, technical standards, consumer electronics equipment compatibility and closed captioning. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations.

               Other bills and administrative proposals pertaining to cable television have previously been introduced in Congress or considered by other governmental bodies over the past several years. It is probable that there will be legislative proposals in the future by Congress and other governmental bodies relating to the regulation of communications services.

               Cable television systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their basic revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals.

               The data services business, including Internet access, is largely unregulated at this time (apart from Federal, state, and local laws and regulations applicable to businesses in general). However, there can be no assurance that this business will not become subject to regulatory restraints. Some jurisdictions have sought to impose taxes and other burdens on providers of data services, and to regulate content provided via the Internet and other information services. RCN expects that proposals of this nature will continue to be debated in Congress and state legislatures in the future. In addition, although the FCC has on several occasions rejected proposals to impose additional costs on providers of Internet access service and other data services to the extent they use local exchange telephone network facilities for access to their customers, similar proposals may well be considered by the FCC or Congress in the future.


               In order to develop its networks, RCN must obtain local franchises and other permits, as well as building access agreements and rights to utilize underground conduit and pole space and other rights-of-way and fiber capacity from entities such as incumbent local exchange carriers and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that RCN will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits, building access agreements and rights needed to implement its business plan on acceptable terms.
Although RCN does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect RCN's business in the affected area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect RCN's ability to acquire or develop that network.


               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time.

Employees


               As of September 30, 1998, RCN had approximately 2,200 full-time employees including general office and administrative personnel. RCN considers relations with its employees to be good.

Legal Proceedings

               In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of RCN.



                       DESCRIPTION OF CAPITAL STOCK


               The following description of the capital stock of RCN Corporation is based upon the Certificate of Incorporation and Bylaws of RCN Corporation and by applicable provisions of law. The following description is qualified in its entirety by reference to RCN Corporation's Certificate of Incorporation and Bylaws, which are filed as exhibits to the RCN 10-K.

               Certain provisions of the Delaware General Corporation Law and RCN Corporation's Certificate of Incorporation and Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.


Authorized Capital Stock


               RCN Corporation's Certificate of Incorporation authorizes the issuance of 200 million shares of common stock, par value $1.00 per share, 400 million shares of Class B Stock, par value $1.00 per share, and 25 million shares of Preferred Stock par value $1.00 per share.


RCN Common Stock


               Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of common stock on the applicable record date is entitled to receive such dividends as may declared by RCN Corporation's Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of RCN Corporation's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. On September 30, 1998, there were approximately 65,201,765 shares of RCN common stock issued and outstanding. On March 9, 1998, RCN Corporation's Board of Directors declared a one for one stock dividend. The record date for the stock dividend was March 20, 1998. Shareholders of record at the market close on that date received an additional share of common stock for each share held. The distribution date for the stock dividend was April 3, 1998. All share and per share data, stock option data, and market prices (including historical trading prices) of the common stock included in this prospectus have been restated to reflect this stock dividend. RCN's common stock is admitted for trading on the NASDAQ.

               RCN Corporation's Certificate of Incorporation contains no restrictions on the alienability of the common stock. Except as disclosed in the section entitled "Certain Statutory, Charter and Bylaw Provisions," RCN Corporation's Certificate of Incorporation or Bylaws and the agreements and plans involving RCN do not discriminate against any existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities.


RCN Class B Stock


               RCN Corporation's Class B Stock is in all material respects identical to its common stock except that (i) the Class B Stock is generally non-voting, (ii) the common stock is convertible at the option of the holder into Class B Stock and (iii) in certain mergers, distributions and other transactions in which the holders of common stock and Class B Stock are entitled to receive equity interests of one or more corporations (including
RCN), the equity interests distributed in respect of the common stock and Class B Stock may have rights and privileges that are substantially equivalent to the rights and privileges of the common stock and the Class B Stock, respectively. As of the date hereof, there are no outstanding shares of Class B Stock and RCN does not have any current plan or intention to issue any Class B Stock.


Preferred Stock


               Under RCN Corporation's Certificate of Incorporation, the Board of Directors has the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of RCN Corporation's Preferred Stock, as well as authorized but unissued shares of common stock and Class B common stock, are available for issuance without further action by RCN's shareholders, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of RCN's stock may then be listed or quoted.


Charter and Bylaw Provisions


               Classified Board of Directors; Removal of Directors. The Certificate of Incorporation and Bylaws of RCN Corporation provide for the Board of Directors to be divided into three classes of directors. The term of office of the first class expires at the 2001 annual meeting, the term of office of the second class expires at the 1999 annual meeting, and the term of office of the third class expires at the 2000 annual meeting. At each annual meeting held thereafter, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of the Board of Directors will be elected each year and, except as described above, each of the directors serves a staggered three-year term. See "Management--Executive Officers and Directors." Moreover, as is permitted under the Delaware General Corporation Law only in the case of a corporation having a classified board, the Certificate of Incorporation and Bylaws of RCN Corporation provide that directors may be removed only for cause.

               These provisions could prevent a shareholder (or group of shareholders) having majority voting power from obtaining control of the Board of Directors until the second annual shareholders' meeting following the date the acquirer obtains such voting power. Accordingly, these provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of RCN.

               Shareholder Action by Written Consent; Special Meetings. The RCN Corporation Certificate of Incorporation and Bylaws provide that no action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, and that no action may be taken by the written consent of shareholders in lieu of a meeting. The RCN Corporation Certificate of Incorporation and Bylaws also provide that special meetings of RCN's shareholders may be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Company. These provisions may make it more difficult for shareholders to take action opposed by the Board of Directors.

               Advance Notice Provisions. RCN Corporation's Bylaws establish an advance written notice procedure for shareholders seeking to nominate candidates for election as directors at an annual meeting of shareholders or to bring business before an annual meeting of shareholders of RCN. The RCN Bylaws provide that only persons who are nominated by or at the direction of the Board of Directors, or by a shareholder who has given timely written notice to the Secretary of RCN prior to the meeting at which directors are to be elected, will be eligible for election as directors of RCN. The RCN Bylaws also provide that at any meeting of shareholders only such business may be conducted as has been brought before the meeting by or at the direction of the Board of Directors or, in the case of an annual meeting of shareholders, by a shareholder who has given timely written notice to the Secretary of RCN of such shareholder's intention to bring such business before such meeting. Under the RCN Bylaws, for any such shareholder notice to be timely, such notice must be received at the principal executive offices of RCN in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be received not later than the close of business on the 10th day following the day on which such notice or public disclosure was given or made. Under the RCN Bylaws, a shareholder's notice must also contain certain information specified in the RCN Bylaws. These provisions may preclude or deter some shareholders from bringing matters before, or making nominations for directors at, an annual meeting.

               Preferred Stock. Under the RCN Certificate of Incorporation, the Board of Directors will have the authority, without further shareholder approval, to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of RCN common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of RCN by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of RCN's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of RCN without any further action by the shareholders of RCN.

               Amendment of Certain Charter and Bylaw Provisions. The RCN Certificate of Incorporation provides that the Board of Directors may adopt, amend or repeal any provision of the RCN Bylaws. The RCN Certificate of Incorporation and the RCN Bylaws also provide that RCN Bylaw provisions may be adopted, amended or repealed by the affirmative vote of shareholders holding not less than 66 2/3% of the total number of votes entitled to be cast in the election of directors.


               Any amendment, modification or repeal of the provisions of the RCN Certificate of Incorporation relating to the election and removal of directors, the right to call special meetings, the prohibition on action by written consent, amendment of the RCN Bylaws and the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of shareholders holding at least 66 2/3% of the total number of votes entitled to vote generally in the election of directors.

Delaware Takeover Statute


               The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the date that such shareholder became an interested shareholder, unless (i) prior to such date either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by (A) persons who are both directors and officers and (B) employee stock plans in certain circumstances), or (iii) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder. A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The restrictions imposed by Section 203 will not apply to a corporation if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) 12 months have passed after the corporation, by action of its shareholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or Bylaws expressly electing not to be governed by Section 203. RCN has not elected out of Section 203 and, therefore, the restrictions imposed by Section 203 will apply to RCN. Prior to the spin-off, the Board of Directors approved of Level 3 Telecom becoming an interested shareholder and, consequently,
Section 203 would not apply to any business combination with Level 3 Telecom.


Liability and Indemnification of Directors and Officers


               Certain provisions of the Delaware General Corporation Law and the RCN Certificate of Incorporation and the RCN Bylaws relate to the limitation of liability and indemnification of directors and officers of RCN. These various provisions are described below.

               The RCN Certificate of Incorporation provides that RCN's directors are not personally liable to RCN or its shareholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by the Delaware General Corporation Law. Under the Delaware General Corporation Law, directors would not be personally liable to RCN or its shareholders for monetary damages for breach of their fiduciary duties as a director, except for (i) any breach of the director's duty of loyalty to RCN or its shareholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived improper personal benefit or (iv) the unlawful payment of dividends or unlawful stock repurchases or redemptions. This exculpation provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or RCN from bringing a lawsuit against directors of RCN for breach of their fiduciary duties as directors. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

               The RCN Certificate of Incorporation also provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of RCN or is or was serving at the request of RCN as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General
Corporation Law. This right to indemnification shall also include the right to be paid by RCN the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the Delaware General Corporation Law. This right to indemnification shall be a contract right. RCN may, by action of the Board of Directors, provide indemnification to such of the employees and agents of RCN to such extent and to such effect as the Board of Directors determines to be appropriate and authorized by the Delaware General Corporation Law.

               RCN purchases and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of RCN, or is or was serving at the request of RCN as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not RCN would have the power or the obligation to indemnify him or her against such liability under the provisions of the RCN Certificate of Incorporation.



                           SELLING SHAREHOLDERS

               The table below sets forth certain information with respect to the Selling Shareholders and their beneficial ownership of Shares as of September 18, 1998. Except as specified in the table below, none of the Selling Shareholders or their affiliates hold any positions or offices, or had any other material relationships with the Company, or any of its predecessors or affiliates, during the past three years. The Company's authorized capital stock includes Common Stock, Class B Stock and Preferred Stock. The economic rights of each class of Company's Common Equity are identical, but voting and conversion rights differ. Holders of Common Stock are entitled to one vote per share and holders of Class B Stock are not entitled to vote. Shares of Common Stock are convertible into shares of Class B Stock. See "Description of Capital Stock."


                                                            Number of
                                                            Shares of
                                                               RCN
                                                             Common
                                                              Stock
                                                           Owned prior
                                                             to the
Name                                                        Offering(*)
------------------------------------------------------     ------------
Amcito Partners, L.P. (William Brian Little)..........           37,554
William H. Berkman....................................           15,718
William Bernhard......................................            4,267
Robert A. Bernhard....................................            4,267
Kim G. Bierwert.......................................            1,746
Roy R. Boling........................................             1,397
Marcus Canty..........................................            4,366
Jay Chiat.............................................           17,078
Continental Computer Systems, Inc.....................            1,704
Kenneth S. Davidson...................................            8,539
Trevor R. Dayton......................................              349
Richard A. Eisner.....................................            2,133
Andrew D. Epstein.....................................            1,746
Max Epstein...........................................              436
Mischa Epstein........................................              436
Daniel C. Farrell.....................................            1,746
Stephen Found.........................................            1,903
Scott Fuchs...........................................            1,746
GAFMN Holdings, Inc...................................           19,204
Keith R. Gollust......................................           25,605
Kenneth Greenhut......................................            8,539
Graymark Associates...................................           25,605
Martin Gregge.........................................            3,493
John Halpern..........................................           81,081
Michael E. Halpern....................................            8,535
Stanley F. Hart.......................................            2,133
Erich Hegenberger.....................................            3,517
Impress, Inc. (Mans Teensma)..........................            1,746
Robert P. Julius......................................            3,493
Neil Kreisel..........................................            4,267
Joseph Lardner........................................              192
Kenneth Lebow.........................................           2,133
David B. Leener.......................................            4,366
V. David Levitt.......................................            3,493
Gregory Little........................................            5,120
Christopher M. Lukas.................................             2,844
William S. Lyman, Jr..................................            2,844
Mathers Associates....................................            6,402
Joseph D. McKeown.....................................            2,475
John R. McNickle......................................              572
Eugene Mercy, Jr......................................           17,078
Angela Millan-Epstein.................................            1,746
Steven Morin..........................................            3,807
Arnold S. Moss........................................            2,133
John T. O'Leary.......................................              572
Kenneth V. Packard....................................              192
Donald M. Roberts.....................................            8,539
Wesley M. Rosner......................................              279
John B. Ryan..........................................            8,539
Richard Sauerwein.....................................            5,239
Alan Seligson.........................................            8,535
Arthur T. Shorin......................................           14,082
Sylvia W. Silver......................................              961
Barry Smith...........................................            1,746
Henry H. Stehli.......................................            3,493
Mitchell S. Steir.....................................            2,133
Philip Suarez.........................................           12,802
John Swanson..........................................            6,400
Michael J. Sweedler...................................            2,133
Patricia Sweetser.....................................            1,746
Susan Towner..........................................            4,366
John Tucker...........................................            4,267


----------
*  In all cases, less than 1% of outstanding shares.

               The Selling Shareholders may sell all or part of the Shares and as a result no estimate can be given as to the number of Shares that will be held by any Selling Shareholder upon termination of any offering made hereby.

               The Company and the Selling Shareholders are parties to a registration rights agreement between the Company and the selling shareholders listed above, dated as of July 23, 1998 (the "JavaNet Registration Rights Agreement") pursuant to which the Company granted certain registration rights to the Selling Shareholders. Pursuant to the JavaNet Registration Rights Agreement, the Company agreed to prepare and file with the Commission a registration statement providing for the sale by the Selling Shareholders of Shares from time to time on a delayed or continuous basis pursuant to Rule 415 under the Act. Under the terms of the JavaNet Registration Rights Agreement, the Company has agreed to pay the fees and expenses incurred in connection with the registration; provided, however, that the Company will not pay any underwriting fees, discounts or commissions and fees and disbursements of counsel for the Selling Shareholders attributable to the sale of the Shares.



                           PLAN OF DISTRIBUTION


               Any distribution hereunder of the shares by the selling shareholders may be effected from time to time in one or more of the following transactions: (a) through brokers, acting as principal or agent, in transactions (which may involve block transactions) in The Nasdaq National Market or otherwise, in special offerings, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, (e) through put or call options transactions relating to the shares, (f) through short sales of shares or (g) by any other legally available means. Also, offers to purchase shares may be solicited by agents designated by the selling shareholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees. The selling shareholders may effect sales of shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

               At the time a particular offering of any shares is made hereunder, to the extent required by law, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any shares purchased from the selling shareholders, any discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or filed or paid to dealers. The shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the selling shareholders or by agreement between the selling shareholders and underwriters or dealers, if any. The selling shareholders also may, from time to time, authorize dealers, acting as selling shareholders' agents, to solicit offers to purchase the shares upon the terms and conditions set forth in any prospectus supplement.

               In order to comply with the securities laws of certain states, if applicable, the shares will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers.

               RCN has been advised that, as of the date hereof, the selling shareholders have made no arrangement with any broker for the sale of their shares. The selling shareholders and any underwriters, brokers or dealers involved in the sale of the shares may be considered "underwriters" as that term is defined by the Securities Act, although the selling shareholders disclaim such status. Under the Registration Rights Agreement, RCN has agreed to indemnify the selling shareholders, their officers, directors, partners, and agents, any underwriter and each person or entity who controls such selling shareholder or underwriter, as the case may be, against certain liabilities which may be incurred in connection with the sale of the shares under this prospectus. In addition, the selling shareholders have agreed to indemnify RCN against certain liabilities. The Registration Rights Agreement also provides for rights of contribution if such indemnification is not available. RCN has agreed to pay certain expenses incident to the registration statement and the sale of the shares hereunder to the public, other than commissions, fees and discounts of underwriters, agents or dealers. RCN will not receive any proceeds from any sales of the shares pursuant to this prospectus.

               Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to the common stock of RCN for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of RCN's common stock by the selling shareholders.

               In connection with any underwritten offering, certain underwriters and/or selling group members may engage in passive market making transactions in the shares on NASDAQ in accordance with Regulation M under the Exchange Act. Regulation M permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also NASDAQ market makers in the security being distributed to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Regulation M prohibits underwriters and selling group members engaged in passive market making, generally, from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on NASDAQ by a market maker that is not participating in the distribution. Under Regulation M, each underwriter and selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.



                               LEGAL MATTERS


               The validity of the shares of common stock in respect of which this prospectus is being delivered will be passed on for RCN by Davis Polk & Wardwell, New York, New York.



                                  EXPERTS


               The consolidated financial statements of RCN Corporation as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, appearing in the RCN 10-K and incorporated by reference into this registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               The financial statements of Erols Internet, Inc. at December 31, 1996 and 1997 and for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, appearing in the RCN 8-K dated May 8, 1998 and incorporated by reference into the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.







=========================================================   ==============================================

No person has been authorized to provide you with any                           [LOGO]
information or to make any representations, other than
those contained in this prospectus, in connection with
the offering made hereby.  If such information or
representations are made to you, you may not rely on
them as having been authorized by RCN. Neither the                         RCN CORPORATION
delivery of this prospectus nor any sale made
hereunder implies that there has been no change in the
affairs of RCN since the date of this prospectus. This
prospectus is not an offer to sell securities and is not                     Common Stock
soliciting an offer to buy securities in any jurisdiction
where the offer or sale is not permitted.


                                                                     ------------------------------------
                    TABLE OF CONTENTS
                                                     Page                        PROSPECTUS

Available Information...................................3            ------------------------------------
Incorporation of Certain Documents by
 Reference..............................................3
Prospectus Summary.......................................
Risk Factors............................................9
Use of Proceeds........................................15
Dividends..............................................15
Selected Historical Consolidated Financial
 Data..................................................16                       January   , 1999
Unaudited Pro Forma Consolidated Statements of
 Operations............................................20
Business...............................................26
Description of Capital Stock...........................45
Selling Shareholders...................................49
Plan of Distribution...................................50
Legal Matters..........................................51
Experts................................................51

=========================================================   ==============================================


                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Spin-off

               The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.


                                                 Amount to be Paid
                                                ------------------
Registration fee...........................             $    1,720
Printing...................................             $   15,000
Legal fees and expenses....................             $   50,000
Accounting fees and expenses...............             $   20,000
Miscellaneous..............................             $    5,000
                                                        ----------
    TOTAL..................................             $   91,720
                                                        ==========



Item 15.  Indemnification of Directors and Officers

               Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or it stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

               Section 145 of the Delaware General Corporation Law empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The Delaware General Corporation Law also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

               RCN's Amended and Restated Articles of Incorporation provides in effect for the elimination of the personal liability of RCN directors for breaches of fiduciary duty and for the indemnification by the Company of each director and officer of the Company, in each case, to the fullest extent permitted by applicable law.

               RCN purchases and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of RCN, or is or was serving at the request of RCN as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not RCN would have the power or the obligation to indemnify him or her against such liability under the provisions of the RCN Certificate of Incorporation.


Item 16.  Exhibits and Financial Statement Schedules

              (a) Exhibits

Exhibit
  No.                         Document
-------   ---------------------------------------------------------------------
  2.1*    Form of Distribution Agreement among C-TEC Corporation,
          Cable Michigan, Inc. and RCN Corporation (incorporated by
          reference to Exhibit 2.1 to Amendment No. 2 to RCN's Information
          Statement on Form 10/A ("Form 10") filed on September 5, 1997)


  2.2*    Tax Sharing Agreement by and among C-TEC Corporation,
          Cable Michigan, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to RCN's Form 10)

  2.3*    Agreement and Plan of Merger dated as of January 21, 1998 among
          Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A.,
          RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to RCN's Current Report on Form 8-K
          ("March 1998 8-K") filed on March 6, 1998)

  2.4*    Amendment No. 1 to Agreement and Plan of Merger dated as of
          January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold &
          Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc.
          (incorporated by reference to Exhibit 2.2 to RCN's March 1998 8-K)

  4.1* Indenture dated as of February 6, 1998 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form
          S-4 (Commission File No. 333-48487)  ("1998 Form S-4") filed on
          March 23, 1998)

  4.2*    Form of the 9.80% Senior Discount Notes due 2008, Series B
          (included in Exhibit 4.1)  (incorporated by reference to Exhibit
          4.2 to RCN's 1998 Form S-4)

  4.3* Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form S-4
          (Commission File No. 333-41081)  ("Form S-4") filed on November
          26, 1997)

  4.4*    Form of the 10% Senior Exchange Notes due 2007 (included in
          Exhibit 4.4) (incorporated by reference to Exhibit 4.2 to
          RCN's Form S-4)

  4.5* Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to RCN's Form S-4)

  4.6*    Form of the 11 1/8% Senior Discount Exchange Notes due 2007
          (included in Exhibit 4.6)  (incorporated by reference to Exhibit
          4.4 to RCN's Form S-4)

  4.7* Indenture dated June 24, 1998 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 11%
          Senior Discount Notes due 2008 (incorporated by Reference to
          Exhibit 4.8 to RCN's Registration Statement on Form S-1
          (Commission File No. 333-55673))

  4.8*    Form of 11% Senior Discount Note due 2008 (included in Exhibit 4.8)
          (incorporated by reference to Exhibit 4.8 to RCN's Registration
          Statement on Form S-1 (Commission File No. 333-55673))

  4.9*    Escrow Agreement dated as of October 17, 1997 among The Chase
          Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as
          Trustee under the Indenture (as defined therein), and the Company
          (incorporated by reference to Exhibit 4.6 to RCN's Form S-4)

  4.10*   Credit Agreement dated as of July 1, 1997 among C-TEC Cable
          Systems, Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New
          York, Inc. and First Union National Bank, as agent<F2>
          (incorporated by reference to Exhibit 4.1 to RCN's Form 10)

  4.11* Registration Rights Agreement dated as of July 23, 1998 among certain shareholders of JavaNet, Inc. and RCN Corporation

  5.1*    Opinion of Davis Polk & Wardwell

 11.1* Statement regarding Computation of Per Share Earnings (included in the Notes to the Consolidated Financial Statements)

 23.1*    Consent of PricewaterhouseCoopers LLP with respect to RCN
          Corporation

 23.2* Consent of Ernst & Young LLP, Independent Auditors, with respect to Erols Internet, Inc.


 24.1* Power of Attorney (included on the signature page of the Registration Statement)

---------------
  * Previously filed.

 ** Exhibits and schedules which have not been filed with Exhibit 4.10 will be provided to the Commission by the Registrant upon request.



Item 17.  Undertakings

             (a) The undersigned Registrant hereby undertakes:
             (1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;


       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that the undertakings set forth in paragraph (i) and
      (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


             (b) The undersigned registrant hereby understands that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (c) Insofar as indemnification for liabilities arising under the
                 Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                SIGNATURES


               Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on January 15, 1999.


                                        RCN CORPORATION


                                        By: /s/ Bruce C. Godfrey
                                            ----------------------------------
                                            Bruce C. Godfrey
                                            Executive Vice President and Chief
                                            Financial Officer


               Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.




        Signature                       Title                       Date
-----------------------  ----------------------------        -----------------



          *
-----------------------
   David C. McCourt      Director, Chairman and Chief         January 15, 1999
                         Executive Officer

          *
-----------------------
  Michael J. Mahoney     Director, President and Chief        January 15, 1999
                         Operating Officer

 /s/ Bruce C. Godfrey
-----------------------
   Bruce C. Godfrey      Director, Executive Vice President   January 15, 1999
                         and Chief Financial Officer

          *
-----------------------
    James Q. Crowe                    Director                January 15, 1999

          *
-----------------------
    Alfred Fasola                     Director                January 15, 1999

          *
-----------------------
   Stuart E. Graham                   Director                January 15, 1999

          *
-----------------------
   Richard R. Jaros                   Director                January 15, 1999

          *
-----------------------
     Thomas  May                      Director                January 15, 1999

          *
-----------------------
Thomas P. O'Neill, III                Director                January 15, 1999

          *
-----------------------
     Eugene Roth                      Director                January 15, 1999

          *
-----------------------
  Walter Scott, Jr.                   Director                January 15, 1999

          *
-----------------------
  Michael B. Yanney                   Director                January 15, 1999

         *
-----------------------
 Ralph S. Hromisin      Senior Vice President and Chief      January 15, 1999
                              Accounting Officer


* By:  /s/ Bruce C. Godfrey
       ----------------------------
       Bruce C. Godfrey
       Attorney-in-Fact

